PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 2)

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☐	Soliciting Material Pursuant to Section 240.14a-12

NRG ENERGY, INC.

(Name of Registrant as Specified in Its Charter)

EXELON CORPORATION

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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Preliminary Proxy Statement; Subject to Completion

Dated April 16, 2009

2009 ANNUAL MEETING OF STOCKHOLDERS

OF

NRG ENERGY, INC.

PROXY STATEMENT

OF

EXELON CORPORATION

This proxy statement is furnished by Exelon Corporation, a Pennsylvania corporation (“Exelon,” “we,” “us” or “our”), in connection with Exelon’s solicitation of BLUE proxies to be used at the 2009 annual meeting of the stockholders of NRG Energy, Inc., a Delaware corporation (“NRG”), and at any adjournments, postponements or reschedulings thereof (the “2009 Annual Meeting”). Exelon is soliciting proxies from holders of common stock, par value $0.01 per share, of NRG and holders of 4.0% Convertible Perpetual Preferred Stock, par value $0.01 per share, of NRG (“NRG 4% Preferred Stock”) to take the following actions (all of which are collectively referred to as the “Exelon Proposals”):

•

to elect each of the following 4 independent candidates: Betsy S. Atkins, Ralph E. Faison, Coleman Peterson and Thomas C. Wajnert (collectively, the “Class III Nominees”) to replace 4 incumbent Class III directors of NRG whose terms expire at the 2009 Annual Meeting (or if any of the Class III Nominees is unwilling or unable to serve for any reason, one or more of the following persons nominated by Exelon in substitution for such Class III Nominee(s) (each, an “Alternate Nominee”): Gail F. Lieberman, Joseph W. “Chip” Marshall, III and L. White Matthews, III) (the “Election of Class III Directors Proposal”);

•

to vote for Exelon’s proposal to expand the size of the NRG Board of Directors (the “NRG Board”) by amending Article III, Section 2 of the Amended and Restated Bylaws of NRG (the “NRG Bylaws”) to provide for an NRG Board of 19 directors divided into three approximately equal classes (the “Board Expansion Proposal”);

•

if the Board Expansion Proposal is approved, to elect each of the following independent candidates: John M. Albertine, Marjorie L. Bowen, Donald DeFosset, Jr., Richard H. Koppes and Ralph G. Wellington (collectively, the “Additional Nominees”) to fill 5 of the newly created directorships of the NRG Board (or if any of the Additional Nominees is unwilling or unable to serve for any reason, one or more of the Alternate Nominee(s) as nominated by Exelon in substitution for such Additional Nominee(s)) (the “Election of Additional Directors Proposal”); and

•

to vote for Exelon’s proposal to repeal any amendments to the NRG Bylaws adopted by the NRG Board without the approval of the NRG stockholders after February 26, 2008 (which is the date of the last amendment to the NRG Bylaws publicly disclosed by NRG) and prior to the effectiveness of the resolution effecting such repeal (the “Restoration of the Bylaws Proposal”).

If the Board Expansion Proposal is approved and each of the Class III Nominees and Additional Nominees (collectively, the “Nominees”) is elected, the Nominees would hold 9 of the 19 seats on the NRG Board. The Election of Additional Directors Proposal is contingent upon the approval of the Board Expansion Proposal.

This proxy statement and the enclosed BLUE proxy card are first being sent or given to NRG stockholders on or about [—], 2009.

THIS SOLICITATION IS BEING MADE BY EXELON AND NOT ON BEHALF OF THE NRG BOARD.

In addition to soliciting proxies for the Exelon Proposals, Exelon is also soliciting proxies to take the following actions with respect to the other proposals that NRG has announced will be voted on at the 2009 Annual Meeting (the “Other Proposals”):

•	to vote for NRG’s proposal to adopt the NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan;

•	to vote for NRG’s proposal to adopt the NRG Energy, Inc. Amended and Restated Annual Incentive Plan for Designated Corporate Officers;

•	to vote for NRG’s proposal to adopt an amendment to Article Six of the Amended and Restated Certificate of Incorporation of NRG;

•	to vote for NRG’s proposal to ratify the appointment of KPMG LLP as NRG’s independent registered public accounting firm; and

•	to vote upon a stockholder proposal to prepare a report on the Carbon Principles Report Proposal.

Except as set forth above, Exelon does not know of any other business that will be presented at the 2009 Annual Meeting. If, however, other matters are properly presented and you have signed, dated and returned the enclosed BLUE proxy card or voted by telephone or Internet, the proxies will vote the shares represented thereby in their discretion.

NRG has announced that the 2009 Annual Meeting will be held at [—] on [—], 2009 at [—] and that the record date for determining holders of record of NRG common stock and NRG 4% Preferred Stock who will be entitled to vote at the 2009 Annual Meeting is [—], 2009 (the “Record Date”).

We believe the Nominees are independent under the general standards of the New York Stock Exchange (the “NYSE”) for director independence. In addition, we believe the Nominees are independent under the heightened independence standards applicable to audit committee members under the rules of the NYSE and the Securities and Exchange Commission (the “SEC”). None of the Nominees is affiliated with Exelon or any subsidiary of Exelon. The only commitment given to Exelon by the Nominees, and the only commitment Exelon has sought from the Nominees, is that the Nominees, if elected, will act in the best interests of NRG and its stockholders and exercise their independent judgment and act in good faith, and, in accordance with their fiduciary duties, duly consider all matters that come before the NRG Board.

Exelon Xchange Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Exelon (“Exelon Xchange”), has commenced an offer (the “Offer”) to exchange each of the issued and outstanding shares of NRG common stock for 0.485 of a share of common stock of Exelon, without par value. Exelon intends, promptly following completion of the Offer, to seek to have NRG consummate a second-step merger of Exelon Xchange or another wholly-owned subsidiary of Exelon with and into NRG (the “Second-Step Merger”), pursuant to which each then outstanding share of NRG common stock (other than shares of NRG common stock held by Exelon, Exelon Xchange or NRG or any of their respective subsidiaries or by the NRG stockholders who perfect appraisal rights under Delaware law, to the extent available) will be converted into the same fraction of a share of Exelon common stock as exchanged in the Offer, plus cash in lieu of any fractional shares of Exelon common stock. Subject to the requirements of applicable law, in the Second-Step Merger, Exelon may provide for the conversion of one or more series of NRG preferred stock into preferred or common stock of Exelon. The Offer will expire at 5:00 p.m., New York City time on June 26, 2009, unless extended. The purpose of the Offer and the Second-Step Merger is for Exelon to acquire control of NRG, and ultimately all of the outstanding common stock of NRG. The Offer, as the first step in the acquisition of NRG, is intended to facilitate the acquisition of all outstanding shares of NRG common stock. For a more complete description of the terms of the Offer, including conditions of the Offer and certain federal income tax consequences of the Offer and the Second-Step Merger, please read the prospectus/offer to exchange, dated November 12, 2008, as amended (the “Prospectus”). Exelon intends to continue to seek to negotiate with NRG with respect to the combination of NRG and Exelon. If such negotiations result in a definitive merger agreement between Exelon and NRG, the consideration to be received by holders of NRG common stock could include or consist of Exelon common stock, other securities, cash or any combination thereof. In addition, the structure of a combination between Exelon and NRG under any such definitive merger agreement may be different from the Offer and the Second-Step Merger.

We believe approval of the Exelon Proposals will establish an NRG Board that is more likely to act in your best interests and will send a strong message to the NRG Board to constructively engage with Exelon regarding the Offer or another business combination with Exelon and, should the newly elected directors and other members of the NRG Board deem it appropriate in the exercise of their fiduciary duties, approve and recommend to the NRG stockholders the Offer and/or another business combination with Exelon, and take any other appropriate actions necessary to facilitate its consummation. However, the Nominees are independent and, accordingly, they may in the exercise of their independent fiduciary judgment determine not to approve a business combination with Exelon.

According to NRG’s public filings, there were [—] shares of NRG common stock and [—] shares of NRG 4% Preferred Stock outstanding on the Record Date. The holders of record of the NRG common stock or NRG 4% Preferred Stock as of the Record Date are entitled to one vote per share.

The Class III directors will be elected by a plurality of the votes cast. Approval of the Board Expansion Proposal requires (1) the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock entitled to vote, voting together, and (2) the affirmative vote of a majority of the outstanding shares of NRG common stock. If the Board Expansion Proposal is approved, the nominees for each class on the NRG Board who receive the most votes with respect to such class will be elected to fill the vacant seats in that class. Approval of the Restoration of the Bylaws Proposal requires the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock entitled to vote, voting together. See “Other Proposals” for a description of the required vote with respect to the other matters to be voted upon at the 2009 Annual Meeting.

If your shares of NRG common stock or NRG 4% Preferred Stock are held in “street name” with a bank, brokerage firm or other holder of record on the Record Date, only that holder of record can vote those shares and such holder of record may only do so upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, broker or other holder of record to vote for the election of the independent candidates nominated by Exelon and the other Exelon Proposals. Please follow the instructions on the enclosed BLUE proxy card to vote today “FOR” the Election of Class III Directors Proposal, “FOR” the Board Expansion Proposal, “FOR” the Election of Additional Directors Proposal and “FOR” the Restoration of the Bylaws Proposal. Please do so for each account you maintain. Exelon urges you to confirm in writing your instructions to the person responsible for your account as soon as possible and provide a copy of those instructions to Exelon c/o Innisfree M&A Incorporated (“Innisfree”) at 501 Madison Avenue, 20th Floor, New York, New York 10022 so that Exelon will be aware of all instructions given and can attempt to ensure that those instructions are followed. See “Other Proposals” for a description of Exelon’s recommendation with respect to each of the Other Proposals.

This proxy statement is dated [—], 2009. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to the NRG stockholders shall not create any implication to the contrary. You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information.

If you have any questions about voting or if you require assistance, please contact:

501 MADISON AVENUE, 20TH FLOOR

NEW YORK, NEW YORK 10022

STOCKHOLDERS, PLEASE CALL TOLL-FREE: 877-750-9501

BANKS AND BROKERAGE FIRMS MAY CALL COLLECT: 212-750-5833

IMPORTANT

ELECTION OF THE NOMINEES AND APPROVAL OF THE OTHER EXELON PROPOSALS MAY BE AN IMPORTANT STEP IN ALLOWING YOU THE OPPORTUNITY TO RECEIVE THE EXELON COMMON STOCK TO BE RECEIVED BY THE NRG STOCKHOLDERS PURSUANT TO THE OFFER AND THE SECOND-STEP MERGER OR FACILITATING NEGOTIATIONS BETWEEN EXELON AND NRG WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION.

HOWEVER, YOU MUST TENDER YOUR SHARES OF NRG COMMON STOCK PURSUANT TO THE OFFER (AND NOT THIS PROXY STATEMENT) AND ALL THE CONDITIONS TO THE OFFER MUST BE SATISFIED OR WAIVED BEFORE YOU CAN RECEIVE SHARES OF EXELON COMMON STOCK IN THE OFFER. YOUR VOTE FOR THE ELECTION OF THE NOMINEES AS DIRECTORS AND FOR APPROVAL OF THE OTHER EXELON PROPOSALS DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES OF NRG COMMON STOCK PURSUANT TO THE OFFER AND DOES NOT AFFECT YOUR RIGHT TO WITHDRAW YOUR SHARES IF THEY HAVE BEEN TENDERED.

THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF NRG COMMON STOCK NOR AN OFFER WITH RESPECT THERETO. THE OFFER IS MADE ONLY BY MEANS OF THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL.

REASONS TO VOTE FOR THE EXELON PROPOSALS

Exelon urges all holders of NRG voting stock to vote “FOR” the Election of Class III Directors Proposal, “FOR” the Board Expansion Proposal, “FOR” the Election of Additional Directors Proposal and “FOR” the Restoration of the Bylaws Proposal.

A vote FOR the Exelon Proposals lets the NRG Board and management know that you want directors who will represent the best interests of the NRG stockholders.

We believe that the NRG stockholders deserve directors who will act in the best interests of NRG and its stockholders and that the independent Nominees, if elected to the NRG Board, will act in the best interests of NRG and its stockholders.

A vote FOR the Exelon Proposals lets the NRG Board and management know that you want the opportunity to consider and accept the Offer or have NRG consider a negotiated business combination.

By voting for the Nominees, we believe the NRG stockholders can demonstrate to the NRG Board and management their support for an independent NRG Board focused on creating stockholder value and for the NRG Board to constructively engage with Exelon regarding the Offer or another business combination with Exelon.

A vote FOR the Exelon Proposals will send a message to the NRG Board and management that you want NRG to take action to eliminate obstacles to the Offer.

Even if the Nominees are elected, Exelon cannot consummate the Offer unless all of the conditions to the Offer are satisfied or waived. Certain of these conditions may be satisfied through action by the NRG Board, including the steps NRG may need to take to make the anti-takeover provisions of the Delaware General Corporation Law, as amended (the “DGCL”), inapplicable to the Second-Step Merger, as permitted by Delaware law. These conditions are fully described in the Prospectus previously sent to holders of NRG common stock. The NRG Board has the power to take action to satisfy some of these conditions, thereby eliminating these obstacles to the Offer and the Second-Step Merger.

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

The following are answers to some of the questions you, as a stockholder of NRG, may have with respect to Exelon’s solicitation. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by reference to the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

Who is making the solicitation?

The solicitation is made by Exelon. Under the rules of the SEC, the Nominees and Alternate Nominees are deemed to be participants in the solicitation.

Please see the section titled “Other Information—Participants in the Solicitation” for additional information regarding Exelon. Please see the sections titled “The Nominees and Alternate Nominees” and “Other Information—Participants in the Solicitation” and Annex A for additional information regarding the Nominees and the Alternate Nominees.

For information regarding directors, officers and employees of Exelon who may assist in the solicitation of proxies, please see Annex B.

What are we asking you to vote for?

Exelon is asking you to vote:

•

to replace NRG’s 4 incumbent Class III directors with the Class III Nominees, who have indicated they will, if elected to the NRG Board, act in your best interests in accordance with their fiduciary duties;

•	to expand the size of the NRG Board by amending Article III, Section 2 of the NRG Bylaws to provide for a board of 19 directors divided into three approximately equal classes;

•	assuming the size of the NRG Board is expanded to 19 directorships, to elect the Additional Nominees to fill 5 of the vacancies resulting from the expansion of the size of the NRG Board; and

•

to repeal any amendments to the NRG Bylaws adopted by the NRG Board without the approval of the NRG stockholders after February 26, 2008 (which is the date of the last amendment to the NRG Bylaws publicly disclosed by NRG) and prior to the effectiveness of the resolution effecting such repeal.

Please see the section titled “Exelon Proposals” for a more complete description of the actions we are proposing.

Why are we soliciting your vote?

We believe that the current members of the NRG Board are not, and have no intention of, acting in your best interests. Despite the substantial premium to the unaffected market price of the NRG common stock (i.e., the closing price of NRG common stock on the last trading day prior to the announcement of Exelon’s proposal to acquire NRG, October 17, 2008) represented by Exelon’s proposal, the incumbent NRG Board has repeatedly rejected our proposal, refuses to engage in any meaningful discussion, and refuses to allow us to conduct due diligence which could identify additional value that may allow us to increase further the value of our offer to the NRG stockholders.

We are sending you this proxy statement and the accompanying BLUE proxy card because we believe that the NRG stockholders deserve an independent board that will act in the best interests of NRG and its stockholders. We believe the Nominees, if elected to the NRG Board, will act in the best interests of NRG and its stockholders, which actions may include, if the Nominees and other members of the NRG Board deem it appropriate in the exercise of their fiduciary duties, pursuing strategic alternatives that will create greater value for the NRG stockholders than is currently available with NRG as a stand-alone company. We believe approval of the Exelon Proposals will establish an NRG Board that is more likely to act in your best interests and will send a strong message to the NRG Board to constructively engage with Exelon regarding the Offer or another business combination with Exelon and, should the newly elected directors and other members of the NRG Board deem it appropriate in the exercise of their fiduciary duties, approve and recommend to the NRG stockholders the Offer and/or another business combination with Exelon, and take any other appropriate actions necessary to facilitate its consummation. However, the Nominees are independent and have not made any commitment to Exelon other than, if elected to the NRG Board, to act in the best interests of NRG and its stockholders and to exercise their independent judgment and act in good faith, and, in accordance with their fiduciary duties, duly consider all matters that come before the NRG Board. Accordingly, if elected, they may, in the exercise of their independent fiduciary judgment, determine not to approve a business combination with Exelon and may recommend other strategic alternatives for NRG.

What is Exelon proposing to do with respect to the NRG Board?

Exelon is asking that you approve proposals that would result in the expansion of the NRG Board and the election of all of the Nominees to the NRG Board so that the Nominees hold 9 of the 19 seats on the expanded NRG Board. The NRG Board currently consists of 13 directors divided into 3 classes. Class I consists of 5 directors; Class II consists of 4 directors; and Class III consists of 4 directors. Four of these directors, those in Class III of the NRG Board, have terms that expire at the 2009 Annual Meeting. Exelon is asking you to elect the Class III Nominees nominated by Exelon to replace NRG’s existing Class III directors (the Election of Class III

Directors Proposal). Exelon is also asking that you expand the size of the NRG Board to 19 directorships by amending the NRG Bylaws (the Board Expansion Proposal). If the NRG Board is expanded to 19 directorships, there would be 6 vacancies on the NRG Board. Assuming the Board Expansion Proposal is approved, Exelon is asking that you elect the Additional Nominees nominated by Exelon to fill 5 of the vacancies created by the increase in the size of the NRG Board (the Election of Additional Directors Proposal). We cannot assure you that any individuals nominated by NRG will serve if elected. The election of the Additional Nominees is contingent on the approval of the Board Expansion Proposal.

If all of the Exelon Proposals are approved and all of the Nominees are elected so that the Nominees hold 9 out of the 19 seats of the NRG Board, the Nominees would not by themselves have sufficient votes collectively to cause the NRG Board to act, but could have a significant influence on any decision to be made by the NRG Board, including with respect to whether to engage in negotiations with Exelon in respect of the Offer and/or another business combination.

NRG has publicly stated that if Exelon does not withdraw its proposals, NRG will increase the size of the NRG Board to 14 directors prior to the 2009 Annual Meeting. NRG has not indicated which Class of the NRG Board it intends to expand. If NRG expands Class II so that there are 5 incumbent directors in that Class, approval of the Board Expansion Proposal would result in there being only 1 vacancy in Class II. In that case, NRG’s action would require that instead of nominating Ralph G. Wellington for Class II as currently contemplated, Exelon will nominate him for one of the vacancies in Class III resulting from the approval of the Board Expansion Proposal. If NRG expanded Class III so that there are 5 incumbent directors in that Class, we would not be required to alter our proposals.

Who are the Nominees that Exelon has nominated to replace 4 current Class III directors of NRG whose terms expire at the 2009 Annual Meeting and to fill 5 of the vacancies on the NRG Board if the Board Expansion Proposal is approved?

Exelon is asking you to elect each of Betsy S. Atkins, Ralph E. Faison, Coleman Peterson and Thomas C. Wajnert to replace the current NRG Class III directors whose terms expire at the 2009 Annual Meeting. Assuming the Board Expansion Proposal is approved, Exelon is asking you to elect Donald DeFosset, Jr. and Richard H. Koppes to be Class I directors, John M. Albertine to be a Class II director, Marjorie L. Bowen to be an additional Class III director and Ralph G. Wellington to be a Class II director if the approval of the Board Expansion Proposal creates 2 vacancies in Class II or to be an additional Class III director if the approval of the Board Expansion Proposal creates only 1 vacancy in Class II.

We believe that each of the Nominees is highly qualified, independent, experienced and a well-respected member of the business community. None of the Nominees is employed by or otherwise affiliated with Exelon or any subsidiary of Exelon. Each of the Nominees has confirmed in writing that he or she is “not an employee or an agent or otherwise a representative of Exelon; that [he or she is] independent of, and not controlled by or acting at the direction of, Exelon; and that, if elected, [he or she] will be acting as a director of NRG, on behalf of NRG and all of the stockholders of NRG and will in no way be controlled by or acting at the direction of Exelon.”

The only commitment each of the Nominees has given to Exelon, and the only commitment Exelon has sought from the Nominees, is that the Nominees, if elected to the NRG Board, will act in the best interests of NRG and its stockholders and exercise their independent judgment and act in good faith, and, in accordance with their fiduciary duties, duly consider all matters that come before the NRG Board.

For information regarding the Nominees, please see the sections titled “The Nominees and Alternate Nominees” and “Other Information—Participants in the Solicitation” and Annex A.

Who are the Alternate Nominees and under what circumstances will they be nominated by Exelon for election to the NRG Board?

The Alternate Nominees are Gail F. Lieberman, Joseph W. “Chip” Marshall, III and L. White Matthews, III. If any of the Nominees is unwilling or unable to serve for any reason, Exelon reserves the right to nominate, in substitution for any such Nominee, one or more of the Alternate Nominees.

We believe that each of the Alternate Nominees is highly qualified, independent, experienced and a well-respected member of the business community. None of the Alternate Nominees is employed by or otherwise affiliated with Exelon or any subsidiary of Exelon. Each of the Alternate Nominees has confirmed in writing that he or she is “not an employee or an agent or otherwise a representative of Exelon; that [he or she is] independent of, and not controlled by or acting at the direction of, Exelon; and that, if elected, [he or she] will be acting as a director of NRG, on behalf of NRG and all of the stockholders of NRG and will in no way be controlled by or acting at the direction of Exelon.”

The only commitment each of the Alternate Nominees has given to Exelon, and the only commitment Exelon has sought from the Alternate Nominees, is that the Alternate Nominees, if elected to the NRG Board, will act in the best interests of NRG and its stockholders and exercise their independent judgment and act in good faith, and, in accordance with their fiduciary duties, duly consider all matters that come before the NRG Board.

For information regarding the Alternate Nominees, please see the sections titled “The Nominees and Alternate Nominees” and “Other Information—Participants in the Solicitation” and Annex A.

Why is Exelon proposing to repeal any amendments to the NRG Bylaws adopted by the NRG Board without the approval of the NRG stockholders after February 26, 2008?

We believe that any change to the NRG Bylaws adopted after February 26, 2008 could serve to limit the ability of NRG stockholders to elect the Nominees or the ability of the Nominees, if elected, to pursue the best interests of NRG and its stockholders.

Why do we think a combination of NRG and Exelon is in the best interests of NRG stockholders?

We believe that a combination of Exelon and NRG will significantly benefit the NRG stockholders in the following ways:

•

The Offer provides a premium of 37% to the closing price of NRG common stock on October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG based on the closing prices of Exelon common stock and NRG common stock on that date.

•

NRG has not declared or paid dividends on the NRG common stock, as it is limited from doing so under its existing indebtedness. Exelon has paid, and currently intends to continue paying, quarterly dividends on Exelon common stock.

•

We believe that the anticipated earnings and cash flow accretion for the combined company, and the combined company’s strong balance sheet, will offer the NRG stockholders greater potential for stock price appreciation.

•

We believe that stock in the combined company will represent a more liquid investment for the NRG stockholders than NRG common stock, and a more solid track record of value return for its stockholders.

•

We believe that the Exelon common stock to be issued to the NRG stockholders in the Offer will allow NRG stockholders to participate in the growth and opportunities of the combined company, including the following:

•

Increased Scope and Scale—The acquisition will create a combined company with increased scale and scope in generation. The combined company would constitute the largest power company in the U.S. by assets, market capitalization, enterprise value and generation capacity. The combined company is expected to have an enterprise value of approximately $55 billion and a market capitalization of approximately $35 billion.

•

Increased Generation Efficiency—We believe that significant efficiencies of scale would be realized from the combination of Exelon and NRG. The combined company’s approximately 51,000 MW fleet (including owned and contracted capacity, after giving effect to potential divestitures contemplated by Exelon’s regulatory divestiture plan to obtain regulatory approvals as described in the Prospectus) would include 18,000 MW of nuclear generation.

•

Synergies—Although no assurance can be given that any particular level of cost savings and other synergies will be achieved, based on publicly available information, Exelon management believes that the business combination of NRG and Exelon may result in annual estimated synergies of approximately $180 million to $300 million through the combination of operational, financial and service capabilities, before giving effect to costs to achieve the synergies, increased interest expense in connection with the refinancing of existing NRG indebtedness and any adjustments that may result from due diligence investigation. We believe that the business combination transaction could create, on a net present value basis, $1.5 billion to $3 billion or more of value through synergies.

•

Fuel and Geographic Diversification—The combined company would have a more highly diversified mix of generation capacity with a presence in four major domestic competitive power generation regions and a diversified fuel mix using uranium, natural gas, coal and oil.

•

Anticipated Financial Strength—The increased scale and scope of a combined Exelon and NRG is expected to create a combined company with a strong balance sheet. The combination of Exelon and NRG is expected to reduce the leverage associated with NRG’s current business and enhance the credit rating of the debt incurred by NRG to finance that business.

•

Enhanced Ability to Pursue Capital-Intensive Projects—We believe that the combined company’s assets, enterprise value and market capitalization will enable Exelon to pursue more multi-year, capital intensive projects than would be possible absent the acquisition of NRG.

If all of the Nominees are elected and serve on the NRG Board, will a change of control occur under the NRG indentures and senior credit agreement?

No. We have structured our proposals to avoid triggering a change of control under the NRG indentures and senior credit agreement that NRG has publicly filed. If the Board Expansion Proposal is approved and all of the Nominees are elected, the Nominees will hold 9 of the 19 seats on the NRG Board. The NRG indentures and senior credit agreement provide that a change of control would occur for purposes of those instruments if “a majority of the members of the [NRG] Board of Directors are not Continuing Directors.” Because the Nominees have not been approved by the incumbent NRG Board, the Nominees are not considered “Continuing Directors” for purposes of the indentures and senior credit agreement. As of the date of this proxy statement, there are 9 incumbent NRG directors whose terms do not expire at the 2009 Annual Meeting. Even if NRG does not nominate any individuals to fill the vacancies resulting from the expansion of the NRG Board and all of the Nominees are elected, the Nominees would not constitute a majority of the NRG Board. Because electing an NRG Board of 9 “Continuing Directors” and 9 non “Continuing Directors” would not result in a change of control under the NRG indentures and senior credit agreement, whether or not NRG nominates individuals for the vacancies resulting from the expansion of the size of the NRG Board, electing all of the Nominees would not constitute a change of control under the NRG indentures or senior credit agreement.

NRG management has stated that a change of control under the NRG indentures and senior credit agreement could occur inadvertently if the NRG Board consists of 10 incumbent directors and the 9 Nominees and 2 of the incumbent directors resign, resulting in an NRG Board consisting of the 9 independent Nominees and 8 NRG incumbent directors. NRG has failed to note, however, that the resignation of 2 NRG incumbent directors would not result in a change of control under the NRG indentures or senior credit agreement if a majority of the NRG incumbent directors approve at least one replacement director and such director takes office prior to or at the time the second resignation becomes effective. NRG also has failed to point out that the NRG Board has the ability to address this concern completely by approving the nomination of the Nominees prior to the 2009 Annual Meeting (without approving or otherwise supporting the election of the approved Nominees). The NRG Board can approve the nomination of the Nominees solely for purposes of the indentures and the senior credit agreement while still nominating its own slate of directors and without recommending that stockholders of NRG vote for any of the Nominees. Instead of approving the nomination of the Nominees and thereby completely addressing NRG’s concern that a subsequent event results in the Nominees constituting a majority of the members of the NRG Board, NRG has publicly stated that prior to the 2009 Annual Meeting it will appoint one additional director to the NRG Board so that if all of the Nominees are elected, the NRG Board would consist of 10 incumbent NRG directors and the 9 Nominees.

What matters are before the NRG stockholders at the 2009 Annual Meeting?

At the 2009 Annual Meeting, the holders of NRG common stock and NRG 4% Preferred Stock will be asked to consider the following matters:

PROPOSAL 1.	Election of Class III directors.

PROPOSAL 2.	Amendment to Article III, Section 2 of the NRG Bylaws to expand the size of the NRG Board to 19.

PROPOSAL 3.	Election of additional directors to fill the newly created directorships in Classes I, II and III of the NRG Board.

PROPOSAL 4.	Repeal of any amendments to the NRG Bylaws adopted by the NRG Board without the approval of the NRG stockholders after February 26, 2008 (which is the date of the last amendment to the NRG Bylaws publicly disclosed by NRG) and prior to the effectiveness of the resolution proposed in Proposal 4.

PROPOSAL 5.	Adoption of the NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan.

PROPOSAL 6.	Adoption of the NRG Energy, Inc. Amended and Restated Annual Incentive Plan for Designated Corporate Officers.

PROPOSAL 7.	Amendment to Article Six of the Amended and Restated Certificate of Incorporation amending the voting standard for uncontested director elections to provide for majority voting (the “Majority Voting Proposal”).

PROPOSAL 8.	Ratification of the appointment of KPMG LLP as NRG’s independent registered public accounting firm.

PROPOSAL 9.	The proposal by another stockholder of NRG to prepare a report describing the impact of NRG’s involvement with the Carbon Principles on the environment (the “Carbon Principles Report Proposal”).

Exelon urges you to return the enclosed BLUE proxy card and vote “FOR” Exelon’s Proposal 1 to elect the Class III Nominees nominated by Exelon to fill 4 Class III NRG Board seats up for election, “FOR” Exelon’s Proposal 2 to expand the size of the NRG Board, “FOR” Exelon’s Proposal 3 to elect the Additional Nominees nominated by Exelon to fill 5 of the vacancies resulting from the expansion of the size of the NRG Board and “FOR” Exelon’s Proposal 4 to repeal any amendments to the NRG Bylaws adopted by the NRG Board without the approval of the NRG stockholders after February 26, 2008 and prior to the effectiveness of the resolution proposed in Proposal 4. Exelon recommends a vote “FOR” each of proposals 5 through 8 and has no recommendation with respect to proposal 9.

Who can vote at the 2009 Annual Meeting?

Only owners of record of NRG common stock or NRG 4% Preferred Stock at the close of business on the Record Date have the right to vote on the Exelon Proposals or on any other matters presented at the 2009 Annual Meeting. Each holder of NRG common stock and NRG 4% Preferred Stock is entitled to one vote per share.

Many NRG stockholders hold their shares through a bank, brokerage firm or other holder of record, rather than directly in their own name. As summarized below, there are distinctions between shares held of record and those owned beneficially:

•

Stockholder of Record—If your shares are registered directly in your name with NRG’s transfer agent, Bank of New York Mellon, you are considered the NRG stockholder of record of those shares. As the stockholder of record, you have the right to vote by Internet, telephone or mail as described on the enclosed BLUE proxy card.

•

Beneficial Owner—If your shares are held by a bank, brokerage firm or other holder of record, you are considered the beneficial owner of shares held in “street name.” Only your bank, broker or other holder of record can vote at the 2009 Annual Meeting. Your bank, broker or other holder of record cannot vote the shares you beneficially own without your specific instructions on how to vote. Please follow the instructions on the enclosed BLUE proxy card to vote your shares at the 2009 Annual Meeting.

What are the requirements for the 2009 Annual Meeting admission?

According to NRG’s preliminary proxy statement filed with the SEC on April 2, 2009, stockholders of NRG may attend the 2009 Annual Meeting. However, only stockholders who owned NRG common stock or NRG 4% Preferred Stock at the close of the Record Date, or their duly appointed proxies, are entitled to vote at the meeting. Proof of ownership of NRG stock, along with personal identification (such as a driver’s license or passport), must be presented in order to be admitted to the 2009 Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record and you plan to attend the 2009 Annual Meeting in person, you must bring a brokerage statement, the proxy card mailed to you by your bank or broker or other proof of ownership (or the equivalent proof of ownership as of the close of business on the record date of the stockholder who granted you the proxy) with you to the 2009 Annual Meeting. NRG has not announced the registration time for entrance to the 2009 Annual Meeting. Please pay attention to the registration time once such information becomes public and allow ample time for check-in.

NRG will not permit cameras, recording equipment, electronic devices, large bags, briefcases, or packages in the 2009 Annual Meeting.

What constitutes a quorum?

A quorum is the minimum number of shares that must be present in order to take action at a stockholder meeting. Under the NRG Bylaws, to have a quorum, a majority of the outstanding shares of stock entitled to vote at a meeting must be represented in person or by proxy at the 2009 Annual Meeting. Both abstentions and broker non-votes, if any, are counted as present for determining the presence of a quorum. Generally, broker non-votes occur when shares held by a brokerage firm for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

How many shares must be voted in favor of the Nominees to elect them to the NRG Board and to approve the Board Expansion Proposal, the Restoration of the Bylaws Proposal and the Other Proposals?

Assuming a quorum is present at the 2009 Annual Meeting, the nominees for the Class III directorships who receive the most votes will be elected. Approval of the Board Expansion Proposal requires (1) the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock entitled to vote, voting together, and (2) the affirmative vote of a majority of the outstanding shares of NRG common stock. If the NRG stockholders approve the Board Expansion Proposal so that the size of the NRG Board is expanded to 19 seats, the nominees proposed for election to each class of the NRG Board who receive the most votes with respect to that class will be elected to fill the vacant seats in that class created by the expansion of the NRG Board. Thus, the two nominees for the two Class I vacancies who receive the most “FOR” votes will be elected as directors for Class I, the two nominees for the two Class II vacancies who receive the most “FOR” votes will be elected as directors for Class II (or, if prior to the 2009 Annual Meeting, NRG has expanded Class II to 5 directors, the one nominee for the one Class II vacancy who receives the most “FOR” votes will be elected as a director for Class II) and the two nominees for the two Class III vacancies who receive the most “FOR” votes will be elected as directors for Class III (or, if prior to the 2009 Annual Meeting, NRG has expanded Class III to 5 directors, the one nominee for the one Class III vacancy who receives the most “FOR” votes will be elected as a director for Class III). Exelon’s proposal to elect the Additional Nominees is contingent upon the approval of the Board Expansion Proposal. Approval of the Restoration of the Bylaws Proposal requires the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock entitled to vote, voting together. Each abstention and broker non-vote will have the effect of a vote against the Board Expansion Proposal and the Restoration of the Bylaws Proposal, so it is critical that you vote your shares of NRG common stock and NRG 4% Preferred Stock for the Exelon Proposals.

Approval of each of the Other Proposals (other than the Majority Voting Proposal) requires the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock present in person or by proxy at the 2009 Annual Meeting and entitled to vote, voting together. Abstentions will have the same effect as a vote against such Other Proposals. Broker non-votes will have no effect on the outcome of each such Other Proposal. Approval of the Majority Voting Proposal requires the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock entitled to vote, voting together. Abstentions and broker non-votes will have the same effect as a vote against the Majority Voting Proposal.

How may NRG stockholders vote their shares?

You can vote your shares of NRG common stock and NRG 4% Preferred Stock for Exelon’s proposals in one of four ways:

By Telephone. Vote by telephone by following the voting instructions on the enclosed BLUE proxy or voting instruction card. Your telephone vote authorizes the named proxies to vote your shares of NRG common stock or NRG 4% Preferred Stock in the same manner as if you had signed and returned a BLUE proxy card or voting instruction card.

By Internet. Vote via the Internet by following the voting instructions on the enclosed BLUE proxy or voting instruction card. Internet voting procedures are designed to authenticate your identity, allow you to vote your shares of NRG common stock or NRG 4% Preferred Stock and confirm that your instructions have been properly recorded. Your Internet vote authorizes the named proxies to vote your shares of NRG common stock or NRG 4% Preferred Stock in the same manner as if you had signed and returned a BLUE proxy card or voting instruction card.

By Mail. Sign, date and promptly mail the enclosed BLUE proxy or voting instruction card in the enclosed postage-paid envelope.

In Person. Written ballots should be available from NRG at the 2009 Annual Meeting. If NRG does not provide a ballot that includes these items, Exelon will provide its own form of ballot to the independent inspector for the inspector to distribute at the 2009 Annual Meeting on our behalf. Nonetheless, to ensure that your shares of NRG stock are represented, we urge you to vote by proxy in advance of the 2009 Annual Meeting by promptly returning your BLUE proxy card by mail or by telephone or the Internet. You may always attend the 2009 Annual Meeting and vote in person if you wish. However, the NRG stockholders who have sent in by mail their BLUE proxy cards or voted by telephone or the Internet, and also attend the 2009 Annual Meeting, do not need to vote again unless they wish to revoke their proxy and change their vote. Stockholders whose shares of NRG common stock or NRG 4% Preferred Stock are held in the name of a bank, broker or other holder of record must obtain a proxy, executed in such stockholder’s favor, from the bank, broker or the record holder in order for such stockholders to vote their shares of NRG common stock or their shares of NRG 4% Preferred Stock in person at the 2009 Annual Meeting.

We urge you NOT to sign or return NRG’s WHITE proxy card or otherwise provide proxies sent to you by NRG. If you have already done so, you may revoke your previously signed proxy by signing and returning a later-dated BLUE proxy card in the enclosed postage-paid envelope, by voting by telephone or the Internet (instructions appear on your BLUE proxy card) or by delivering a written notice of revocation to Exelon c/o Innisfree or to the corporate secretary of NRG. Only your latest dated proxy will be counted.

Owners of record of NRG common stock or NRG 4% Preferred Stock as of [—], 2009, the Record Date, are urged to submit a BLUE proxy card even if your shares were sold after the Record Date.

How will your shares be voted if the enclosed BLUE proxy is signed and returned but no specific direction on voting is given?

If you are a holder of record of shares of NRG common stock or NRG 4% Preferred Stock and properly sign and return the enclosed BLUE proxy card, but do not specify how to vote, your proxies will:

•	vote your shares “FOR” each of the Election of Class III Directors Proposal, the Board Expansion Proposal, the Election of Additional Directors Proposal and the Restoration of the Bylaws Proposal;

•

vote your shares “FOR” each of the adoption of the Amended and Restated Long-Term Incentive Plan, the adoption of the Amended and Restated Annual Incentive Plan for Designated Corporate Officers, the Majority Voting Proposal and the ratification of KPMG LLP as NRG’s independent registered public accounting firm;

•	ABSTAIN from voting your shares on the Carbon Principles Report Proposal; and

•	vote on such other matters as may properly come before the meeting in your proxies’ discretion.

If your shares of NRG stock are held in “street name” by your bank, broker or other record holder, will your bank, broker or other record holder vote your shares for you?

Your bank, broker or other record holder will not vote your shares of NRG common stock or NRG 4% Preferred Stock on your behalf unless you provide instructions to your bank, broker or other record holder on how to vote. You should follow the instructions set forth in the voting instruction cards regarding how to instruct your bank, broker or other record holder to vote your shares on each of the Exelon Proposals.

Without your instructions, your shares will not be voted in favor of the Exelon Proposals, which will have the same effect as voting against the Board Expansion Proposal and the Restoration of the Bylaws Proposal. Since the Election of Additional Directors Proposal is contingent on the approval of the Board Expansion Proposal, failure to provide instructions will also make the election of the Additional Nominees more difficult. Accordingly, it is critical that you promptly give instructions to your bank, broker or other holder of record to vote for the election of the independent candidates nominated by Exelon and the other Exelon Proposals. In addition, without your instructions, your shares will not be voted with respect to any of the Other Proposals, which, in the case of the Majority Voting Proposal, will have the same effect as voting against the Majority Voting Proposal.

Exelon urges you to confirm in writing your instructions to the person responsible for your account as soon as possible and provide a copy of those instructions to Exelon c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, New York 10022 so that Exelon will be aware of all instructions given and can attempt to ensure that those instructions are followed.

How can the proxies be revoked?

You may revoke or change your proxy instructions, including proxies already given to NRG, at any time prior to the vote at the 2009 Annual Meeting by:

•	submitting a later-dated vote by telephone or the Internet as to how you would like your shares voted (instructions are on your BLUE proxy card);

•

submitting a properly executed, later-dated BLUE proxy card that will revoke all prior votes submitted by telephone, by Internet or by proxy cards or voting instruction cards, including NRG’s WHITE proxy cards or voting instruction cards which solicit a proxy in favor of all of the incumbent directors by NRG;

•

attending the 2009 Annual Meeting and revoking any previously submitted proxy by voting in person (although attendance at the 2009 Annual Meeting will not in and of itself constitute revocation of a proxy); or

•

delivering written notice of revocation either to Exelon c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20 th Floor, New York, NY 10022, or the corporate secretary of NRG at 211 Carnegie Center, Princeton, New Jersey 08540, or any other address provided by NRG.

For information on the revocation of proxies, please see the section titled “Voting Procedures—Revocation of Proxies.”

Please note that if your shares of NRG common stock or NRG 4% Preferred Stock are held in “street name” by a bank, brokerage firm or other holder of record, you must follow the instructions set forth in the voting instruction cards to revoke your earlier vote.

Who is paying for the solicitation?

Exelon will pay all costs of its proxy solicitation and will not seek reimbursement of these costs from NRG.

If you vote for the election of the Nominees, are you agreeing to the sale of NRG to Exelon?

No. Although the election of the Nominees is an important step towards NRG’s constructively exploring a business combination with Exelon, your vote for the election of the Nominees does not constitute your approval of a business combination involving Exelon and NRG, nor does it obligate you to tender your shares in the Offer. For Exelon to complete the Offer, all of the conditions to the Offer, including the condition that a majority of the NRG common stock on a fully-diluted basis has been properly tendered and not withdrawn, must be satisfied or waived. In addition, unless the Second-Step Merger is consummated as a “short-form” merger pursuant to Section 253 of the DGCL (as discussed in the Prospectus), the NRG Board and the NRG stockholders will be required to approve the Second-Step Merger. Under the DGCL, in order to be eligible to effect the Second-Step Merger as a “short-form” merger under Section 253, Exelon would need to own at least 90% of each class of NRG capital stock otherwise entitled to vote on the Second-Step Merger, including the NRG 4% Preferred Stock. Any solicitation of proxies from the NRG stockholders to approve the Second-Step Merger and/or other form of business combination transaction involving Exelon and NRG will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC.

Do you have to tender your shares in order to vote for the Nominees?

No, you do not need to tender your shares in the Offer to vote for the Nominees or any of the other Exelon Proposals. You only need to sign, date and return the enclosed BLUE proxy card, or vote by telephone or the Internet by following the voting procedures described on the BLUE proxy card to vote for the Nominees and the other Exelon Proposals.

When and where will the 2009 Annual Meeting be held?

The 2009 Annual Meeting will be held at [—], [—], 2009 at [—].

Whom should you call if you have questions about the solicitation?

Please call our proxy solicitor Innisfree toll-free at 877-750-9501. Banks and brokers may call collect at 212-750-5833.

IMPORTANT

Exelon urges you to vote today by signing, dating and returning the enclosed BLUE proxy card, by telephone or by the Internet “FOR”:

•	the Election of Class III Directors Proposal;

•	the Board Expansion Proposal;

•	the Election of Additional Directors Proposal; and

•	the Restoration of the Bylaws Proposal.

Approval of the Exelon Proposals will enable you—as the owners of NRG—to send a message to the NRG Board to constructively engage with Exelon regarding the Offer or another business combination with Exelon.

If you vote for the Exelon Proposals by signing, dating and returning the enclosed BLUE proxy card or voting by telephone or Internet, you should NOT return NRG’s WHITE proxy card to vote for any proposals contained in the NRG preliminary proxy statement because the submission of NRG’s WHITE proxy card may be deemed to revoke or change your proxy instructions on the BLUE proxy card.

EXELON PROPOSALS

Below is a summary of each of the Exelon Proposals to be voted upon at the 2009 Annual Meeting. As described under the section titled “Voting Procedures,” you must vote on each proposal separately on the accompanying BLUE proxy card or by telephone or via the Internet. If you vote for the Exelon Proposals by signing, dating and returning the enclosed BLUE proxy card or voting by telephone or Internet, you should NOT return NRG’s WHITE proxy card to vote for any proposals contained in the NRG preliminary proxy statement because the submission of NRG’s WHITE proxy card may be deemed to revoke or change your proxy instructions on the BLUE proxy card.

Proposal 1

Election of Class III Directors

According to publicly available information, the NRG Board currently consists of 13 members divided into three classes with Class I consisting of 5 directors and each of Class II and Class III consisting of 4 directors. Each member of a class of directors holds office until the third annual meeting following his or her election and until his or her successor is elected or until his or her earlier death, resignation, retirement or removal. Four Class III directors will be elected at the 2009 Annual Meeting for terms of three years each. According to publicly available information, the terms of office of the following 4 Class III directors will expire at the 2009 Annual Meeting: John Chlebowski, Howard Cosgrove, William Hantke and Anne Schaumburg. NRG has proposed that each of these individuals be reelected to Class III of the NRG Board.

At the 2009 Annual Meeting, Exelon will propose that Betsy S. Atkins, Ralph E. Faison, Coleman Peterson and Thomas C. Wajnert be elected as Class III directors to replace 4 incumbent directors NRG has proposed be reelected to Class III. If elected, each of the Class III Nominees nominated by Exelon will hold office until the 2012 annual meeting of the NRG stockholders and until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement or removal. If any of the Class III Nominees is unwilling or unable to serve for any reason, Exelon reserves the right to nominate, in substitution for each such Class III Nominee, one of the Alternate Nominees, and the shares represented by the enclosed BLUE proxy card will be voted for each such substitute candidate in compliance with the rules of the SEC and any other applicable laws. Assuming a quorum is present at the meeting, the 4 nominees for Class III director seats on the NRG Board who receive the most votes will be elected.

If, prior to the 2009 Annual Meeting, NRG has expanded Class III to 5 directors and appointed a fifth director to Class III, that director’s term would also expire at the 2009 Annual Meeting and we would expect that NRG would nominate that director for reelection.

For information on the Class III Nominees and Alternate Nominees, please see the sections titled “The Nominees and Alternate Nominees” and “Other Information—Participants in the Solicitation” and Annex A.

Each Class III Nominee has agreed that, if elected, he or she will serve as a director of NRG, and in that capacity, act in the best interests of NRG and its stockholders and exercise his or her independent judgment and act in good faith, and, in accordance with his or her fiduciary duties, duly consider all matters that come before the NRG Board.

None of the Class III Nominees is employed by or otherwise affiliated with Exelon or NRG or any of their respective subsidiaries. Each of the Class III Nominees has confirmed in writing that he or she is “not an employee or an agent or otherwise a representative of Exelon; that [he or she is] independent of, and not controlled by or acting at the direction of, Exelon; and that, if elected, [he or she] will be acting as a director of NRG, on behalf of NRG and all of the stockholders of NRG and will in no way be controlled by or acting at the direction of Exelon.” We believe the Class III Nominees are independent under the NYSE’s general standards for director independence. In addition, we believe the Class III Nominees are independent under the heightened independence standards applicable to audit committee members under the NYSE and SEC rules.

Exelon asks you to replace NRG’s 4 incumbent Class III directors with the Class III Nominees, who have indicated they will act in your best interests if elected to the NRG Board.

EXELON STRONGLY RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS III NOMINEES.

Proposal 2

Board Expansion

At the 2009 Annual Meeting, Exelon will propose to expand the size of the NRG Board by amending Article III, Section 2 of the NRG Bylaws to provide for an NRG Board consisting of 19 directors divided into three approximately equal classes. The expansion of the NRG Board contemplated by this Proposal 2 will permit the vote on the election of the Additional Nominees to the NRG Board.

In order to expand the size of the NRG Board to 19 directors by amending the NRG Bylaws, Exelon will propose that the following resolution be adopted:

RESOLVED, that Article III, Section 2 of the Bylaws shall be amended to read in its entirety as follows:

“The number of Directors which constitute the entire Board of Directors of the Corporation shall be 19, and the Directors shall be elected and shall hold office only in the manner provided in the Amended and Restated Certificate of Incorporation. The directorships of the Corporation shall be divided into three classes with there being seven directorships in Class I and six directorships in each of Class II and Class III.”

Approval of the Board Expansion Proposal requires (1) the affirmative vote of a majority of the NRG common stock and NRG 4% Preferred Stock entitled to vote, voting together, and (2) the affirmative vote of a majority of the outstanding shares of NRG common stock. If this Proposal is approved, the NRG Board will be expanded to a total of 19 seats. We believe this amendment to the NRG Bylaws is necessary in order to provide the NRG stockholders with an opportunity to guide the future of NRG by electing the Additional Nominees who, together with the Class III Nominees, would hold 9 out of the 19 seats on the NRG Board. We believe the Nominees, if elected, will act in the best interests of NRG and its stockholders. The Election of Additional Directors Proposal is contingent upon obtaining the approval of this Proposal 2. Accordingly, unless the Board Expansion Proposal is approved, the Additional Nominees proposed by Exelon for election to the NRG Board in Proposal 3 cannot be elected.

EXELON STRONGLY RECOMMENDS A VOTE “FOR” PROPOSAL 2.

Proposal 3

Election of Additional Directors

Assuming the Board Expansion Proposal is approved, at the 2009 Annual Meeting Exelon will propose that Donald DeFosset, Jr. and Richard H. Koppes be elected as Class I directors, John M. Albertine be elected as a Class II director, Marjorie L. Bowen be elected as a Class III director and Ralph G. Wellington be elected as a Class II director if the approval of the Board Expansion Proposal creates 2 vacancies in Class II or as an additional Class III director if the approval of the Board Expansion Proposal creates only 1 vacancy in Class II. The foregoing individuals, if elected, will fill 5 of the newly created directorships on the NRG Board. Each additional Nominee elected to Class I will hold office until the 2010 annual meeting of NRG stockholders and until his successor is elected and qualified or until his earlier death, resignation, retirement or removal. Each additional Nominee elected to Class II will hold office until the 2011 annual meeting of NRG stockholders and until his successor is elected and qualified or until his earlier death, resignation, retirement or removal. Each additional Nominee elected to Class III will hold office until the 2012 annual meeting of NRG stockholders and until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement or removal. If any of the Additional Nominees is unwilling or unable to serve for any reason, Exelon reserves the right to nominate, in substitution for each such Additional Nominee, one of the Alternate Nominees, and the shares represented by the enclosed BLUE proxy card will be voted for each such substitute candidate in compliance with the rules of the SEC and any other applicable laws.

The Election of Additional Directors Proposal is contingent upon the approval of the Board Expansion Proposal.

Assuming a quorum is present at the 2009 Annual Meeting and the Board Expansion Proposal is approved, the nominees proposed for election to each class of the NRG Board who receive the most votes with respect to that class will be elected to fill the vacant seats in that class created by the expansion of the NRG Board. Thus, the two nominees for the two Class I vacancies who receive the most “FOR” votes will be elected as directors for Class I, the two nominees for the two Class II vacancies who receive the most “FOR” votes will be elected as directors for Class II (or, if prior to the 2009 Annual Meeting NRG has expanded Class II to 5 directors, the one nominee for the one Class II vacancy who receives the most “FOR” votes will be elected as a director for Class II) and the two nominees for the two Class III vacancies who receive the most “FOR” votes will be elected as directors for Class III (or, if prior to the 2009 Annual Meeting NRG has expanded Class III to 5 directors, the one nominee for the one Class III vacancy who receives the most “FOR” votes will be elected as a director for Class III). If all of the Class III Nominees and Additional Nominees nominated by Exelon are elected, the Nominees would hold 9 of the 19 seats on the NRG Board.

For information on the Additional Nominees, please see the sections titled “The Nominees and Alternate Nominees” and “Other Information—Participants in the Solicitation” and Annex A.

Each Additional Nominee has agreed that, if elected, he or she will serve as a director of NRG, and in that capacity, act in the best interests of NRG and its stockholders and exercise his or her independent judgment and act in good faith, and, in accordance with his or her fiduciary duties, duly consider all matters that come before the NRG Board.

None of the Additional Nominees is employed by or otherwise affiliated with Exelon or NRG or any of their respective subsidiaries. Each of the Additional Nominees has confirmed in writing that he or she is “not an employee or an agent or otherwise a representative of Exelon; that [he or she is] independent of, and not controlled by or acting at the direction of, Exelon; and that, if elected, [he or she] will be acting as a director of NRG, on behalf of NRG and all of the stockholders of NRG and will in no way be controlled by or acting at the direction of Exelon.” We believe the Additional Nominees are independent under the NYSE’s general standards for director independence. In addition, we believe the Additional Nominees are independent under the heightened independence standards applicable to audit committee members under the NYSE and SEC rules.

EXELON STRONGLY RECOMMENDS A VOTE “FOR” THE ELECTION OF THE ADDITIONAL NOMINEES.

Proposal 4

Restoration of the Bylaws

At the 2009 Annual Meeting, Exelon will propose to repeal any amendments to the NRG Bylaws adopted by the NRG Board without the approval of the NRG stockholders after February 26, 2008 (which is the date of the last amendment to the NRG Bylaws publicly disclosed by NRG) and prior to the effectiveness of the resolution set forth below. We believe that it is in the best interests of NRG and its stockholders that the NRG Bylaws not be further amended by the NRG Board prior to the 2009 Annual Meeting without the approval of the NRG stockholders. Therefore, Exelon proposes to repeal all amendments, if any, adopted by the NRG Board after February 26, 2008, including any amendments that the NRG Board has adopted, or might adopt, to impede the nomination of the Nominees or the proposal by Exelon of matters for NRG stockholder action, to negatively impact Exelon’s ability to solicit and/or obtain proxies from the NRG stockholders, to undermine the will of the NRG stockholders expressed in those proxies or to modify NRG’s corporate governance regime.

In order to repeal such amendments, if any, Exelon will propose that the following resolution be adopted:

RESOLVED, that the Bylaws are hereby amended to repeal any amendments thereto adopted by the Board of Directors of the Corporation without stockholder approval after February 26, 2008 and prior to the effectiveness of this resolution.

The affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock entitled to vote, voting together, at the 2009 Annual Meeting is required to adopt this resolution.

We believe that any change to the NRG Bylaws adopted after February 26, 2008 could serve to limit the ability of NRG stockholders to elect the Nominees or the ability of the Nominees, if elected, to pursue the best interests of NRG and its stockholders. If the incumbent NRG Board does not effect any change to the version of the NRG Bylaws publicly available in filings by NRG with the SEC on or before February 26, 2008, this Proposal 4 will have no practical effect. However, if the incumbent NRG Board has made changes since that time or makes changes prior to the 2009 Annual Meeting, this Proposal 4, if adopted, will have the effect of restoring the NRG Bylaws to the version that was publicly available in filings by NRG with the SEC on February 26, 2008, without considering the nature of any changes the incumbent NRG Board may have adopted without the NRG stockholders’ approval. However, this Proposal 4 will not preclude the NRG Board from reconsidering any repealed NRG Bylaws provision or making further amendments to the NRG Bylaws (to the extent permitted by law) following the 2009 Annual Meeting. As of the date of this proxy statement, Exelon is not aware of any specific NRG Bylaws provisions that would be repealed by the adoption of this Proposal 4.

EXELON STRONGLY RECOMMENDS A VOTE “FOR” PROPOSAL 4.

THE NOMINEES AND ALTERNATE NOMINEES

Each Nominee and Alternate Nominee has agreed that, if elected, he or she will serve as a director of NRG, and in that capacity, act in the best interests of NRG and its stockholders and exercise his or her independent judgment and act in good faith, and, in accordance with his or her fiduciary duties, duly consider all matters that come before the NRG Board.

None of the Nominees or Alternate Nominees is employed by or otherwise affiliated with Exelon or NRG or any of their respective subsidiaries. We believe the Nominees and the Alternate Nominees are independent under the NYSE’s general standards for director independence. In addition, we believe the Nominees and the Alternate Nominees are independent under the heightened independence standards applicable to audit committee members under the NYSE and SEC rules.

The Class III Nominees have furnished the following information regarding their principal occupations and certain other matters. Unless otherwise indicated, each Class III Nominee’s business address is also the principal address of the organization in which his or her present employment is conducted.

Name, Age and Business Addresses	Principal Occupation or Employment History
Betsy S. Atkins (Age 55) 10 Edgewater Dr. Suite 10A Miami, FL 33133	Ms. Atkins has served as the Chief Executive Officer and President of B.S.A. Baja Corp., an early stage venture capital company investing in technology, life sciences, and renewable energy, since 1993. She previously served as CEO and Chairman of NCI Inc., a nutraceutical/functional food manufacturer.

Ms. Atkins is a director of Chico’s FAS, Inc., a specialty retailer, Polycom, Inc., a manufacturer of communications equipment, Reynolds American Inc., a consumer products company, and SunPower Corporation, a solar products and services company. She received a bachelor’s degree from the University of Massachusetts.

Ralph E. Faison (Age 50) 525 West Maple Street Hinsdale, IL 60521	Mr. Faison currently is a private investor. From June 2002 to January 2003, Mr. Faison served as the President, Chief Operating Officer and a director of Andrew Corporation, a manufacturer of communications equipment and systems, and from February 2003 to December 2007, Mr. Faison served as the President, Chief Executive Officer and a director of

Name, Age and Business Addresses	Principal Occupation or Employment History
Andrew Corporation. He also served as President, Chief Executive Officer and a director of Celiant Corporation before its acquisition by Andrew Corporation in 2002.

Earlier in his career, Mr. Faison served in various roles for AT&T Corporation, including Vice President and General Manager of AT&T’s Wireless Business unit and Manufacturing Vice President for its Consumer Products unit in Bangkok, Thailand. From 1995 to 2001, he worked with Lucent Technologies as Vice President for Advertising and Brand Management and Vice President of the New Ventures Group. Mr. Faison currently serves on the board of NETGEAR, Inc. He received a bachelor’s degree from Georgia State University and an M.S. degree in management from Stanford University.

Coleman Peterson (Age 61) 1204 SE 28th Street Suite 14 Bentonville, AR 72712	Mr. Peterson has served as the President and Chief Executive Officer of Hollis Enterprises, LLC, a human resources consulting firm, from 2004 to present. From 1994 to 2000, he served as the Senior Vice President and, from 2000 to 2004, he served as the Executive Vice President, of the People Division of Wal-Mart Stores, Inc., a retail company. Mr. Peterson also held a number of human resource positions at Venture Stores and Osco Drug, Inc.

Mr. Peterson is a director of J. B. Hunt Transport Services, Inc., a transportation logistics company, and Build-A-Bear Workshop, Inc., an interactive make your own stuffed animal retailer. He received both a bachelor’s degree and an M.S. in industrial relations from Loyola University of Chicago.

Name, Age and Business Addresses	Principal Occupation or Employment History
Thomas C. Wajnert (Age 65) P.O. Box 37 Calistoga, CA 94515	Mr. Wajnert has been self-employed since July 2006, providing advisory services with respect to the financial services industry. He has been Co-Founder and Owner of TNT Vineyards, LLC, a company that produces cabernet sauvignon grapes and estate bottled wines, since 2002, and served as Senior Managing Director of FairView Advisors, LLC, a strategic advisory firm that he co-founded, from 2002 to 2006. From 1999 to 2001, Mr. Wajnert served as Chairman and Chief Executive Officer of SEISMIQ, Inc., and he was Chairman and Chief Executive Officer of EPIX Holdings, Inc. in 1998 and 1999. From 1984 through 1997, he served in various roles for AT&T Capital Corporation, including Founder and Chief Executive Officer (AT&T Credit Corporation); Chief Executive Officer; President, Chief Executive Officer and Vice Chairman; and Chairman.

Mr. Wajnert currently serves on the boards of directors of Reynolds American Inc., a consumer products company, NYFIX, Inc., a provider of electronic trading services, and UDR, Inc., a real estate investment trust. He received a bachelor’s degree in business from the Illinois Institute of Technology, and an M.B.A. from Southern Methodist University.

The Additional Nominees have furnished the following information regarding their principal occupations and certain other matters. Unless otherwise indicated, each Additional Nominee’s business address is also the principal address of the organization in which his or her present employment is conducted.

Name, Age and Business Addresses	Principal Occupation or Employment History
John M. Albertine (Age 64) 700 12th St. Suite 700 Washington, DC 20005	Dr. Albertine founded Albertine Enterprises, Inc., a merchant banking, consulting and lobbying firm, in 1990. Dr. Albertine has been the Chairman and Chief Executive Officer of Albertine Enterprises since 1990 and continues in that position today. Since 2004, Dr. Albertine has also served as Executive Chairman and co-owner of Global Delta, LLC, which engages in research and development for the U.S. Navy, Office of Naval Research, to develop a radar system for security purposes. Also since 2004, he has been a principal at JJ&B LLC, an investment and merchant banking firm. From 1986 to 1992, he served as a director for Fruit of the Loom, and served as Vice Chairman of Fruit of the Loom from 1986 to 1990. Prior to that, he served as President of American Business Conference from 1981 to 1986. He has also served as Executive Director for the Congressional Joint Economic Committee and served as an instructor, assistant professor and associate professor at Mary Washington College.

Dr. Albertine has been a director of 14 publicly traded companies and currently serves on the board of three: Integral Systems, Inc., a provider of satellite ground system components and systems, Kadant Inc., a supplier of technology-based systems for the global pulp and paper industry, and Intersections Inc., a global provider of consumer and corporate identity risk management services. He received his bachelor’s degree in Economics from King’s College and his Ph. D. in Economics from University of Virginia.

Name, Age and Business Addresses	Principal Occupation or Employment History
Marjorie L. Bowen (Age 44) 225 6th Street Manhattan Beach, CA 90266

Ms. Bowen retired as a managing director of Houlihan Lokey Howard & Zukin, an international investment bank where she was employed from 1989 until her retirement on January 15, 2008 and most recently served as National Director of the firm’s fairness opinion practice.

Ms. Bowen currently serves on the boards of Vertis, Inc., and Global Aero Logistics Inc. She received a B.A. from Colgate University and an M.B.A. in finance from the University of Chicago.

Donald DeFosset, Jr. (Age 60) 4221 W. Boy Scout Blvd. Suite 1000 Tampa, FL 33607	Mr. DeFosset retired in November 2005 as Chairman, President and Chief Executive Officer of Walter Industries, Inc., a diversified company with principal operating businesses in homebuilding and home financing, water infrastructure and energy products. Mr. DeFosset had served as President and Chief Executive Officer from November 2000 to September 2005, and as Chairman of Walter Industries, Inc. from March 2002 to September 2005. Mr. DeFosset serves as a director of four public companies: Terex Corporation, a construction equipment manufacturer, Regions Financial Corporation, a commercial bank, Enpro Industries, Inc., a manufacturer of industrial products, and National Retail Properties, Inc., a REIT investing in real estate assets. He received a bachelor’s degree in industrial engineering from Purdue University and an M.B.A. from Harvard University.

Name, Age and Business Addresses	Principal Occupation or Employment History
Richard H. Koppes (Age 62) c/o National Association of Public Pension Attorneys 930 Florin Road Suite 200 Sacramento, CA 95831	Mr. Koppes has been Of Counsel at Jones Day, a multinational law firm, since August 1996 and is Corporate Governance Fellow of the Executive Education Programs at Stanford Law School where he has served since August 1996. He has been the Administrative Officer of the National Association of Public Pension Attorneys since August 1996. He formerly served as Deputy Executive Officer and General Counsel of the California Public Employees’ Retirement System (CalPERS).

Mr. Koppes is a director of Valeant Pharmaceuticals International, which is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products, primarily in the areas of neurology and dermatology. He received a bachelor’s degree from Loyola Marymount University and a J.D. from the University of California, Los Angeles.

Ralph G. Wellington (Age 62) 1600 Market Street Suite 3600 Philadelphia, PA 19103	Mr. Wellington is the Chairman of, and a Partner at, Schnader Harrison Segal & Lewis LLP, a Philadelphia-based law firm, where he started his employment in January 1971 and has been a Partner since 1978. He has extensive experience representing major corporations in significant litigation and business matters throughout the United States and is an active appellate advocate, having argued before the United States Supreme Court, as well as numerous federal and state appellate courts.

Name, Age and Business Addresses	Principal Occupation or Employment History
Mr. Wellington has served on several non-profit boards and professional committees. He received a bachelor’s degree from Kalamazoo College and a J.D. from the University of Michigan Law School.

The Alternate Nominees have furnished the following information regarding their principal occupations and certain other matters. Unless otherwise indicated, each Alternate Nominee’s business address is also the principal address of the organization in which his or her present employment is conducted.

Name, Age and Business Addresses	Principal Occupation or Employment History
Gail F. Lieberman (Age 65) 175 East 79th Street Apt. 4-D New York, NY 10075	Gail F. Lieberman has been the managing partner of Rudder Capital LLC, a mergers and acquisitions advisory and consulting firm serving middle market companies in the services sector, since 2001. She received a bachelor’s degree and an M.B.A. from Temple University and a Masters of Education from University of Delaware.

Joseph W. “Chip” Marshall, III (Age 56) 4139 Presidential Drive Lafayette Hill, PA 19444	Mr. Marshall was the Chairman and Chief Executive Officer of Temple University Health System from 2001 to 2007 and was the President and Chief Executive Officer there from June 1, 2007 to December 15, 2008. Mr. Marshall serves as a director of SIGA Technologies, Inc., which designs and develops novel countermeasures to prevent and treat serious infectious diseases, with an emphasis on biological warfare defense. Mr. Marshall was a member of the Pennsylvania Gaming Control Board from 2004 to 2006. He received a bachelor’s degree from Temple University and a J.D. degree from Temple University School of Law.

Name, Age and Business Addresses	Principal Occupation or Employment History
L. White Matthews, III (Age 63) P.O. Box 1211 Allentown, PA 18105	Mr. Matthews has been retired since September 2001. From July 1999 until September 2001, Mr. Matthews served as Executive Vice President and Chief Financial Officer of Ecolab Inc., a developer and marketer of cleaning and sanitizing products and services, as well as a member of its board of directors. From February 1977 to May 1998, Mr. Matthews served in various financial positions with Union Pacific Corporation, a company involved in rail/truck transportation and oil/gas exploration and production. From November 1989 to May 1998, he was Executive Vice President and Chief Financial Officer of Union Pacific Corporation and he was a member of its Board of Directors from 1994 to 1998. Mr. Matthews has been a director of Imation Corp., a data storage provider, since February 2003, and has been a director of Matrixx Initiatives, Inc., a company engaged in the development and marketing of over-the-counter healthcare products that utilize innovative drug delivery systems, since March 2003. He is also a director of PNC Funds, Inc., a family of mutual funds, and is the former Chairman of the board of directors of Ceridian Corporation, a human resources services company. He received a bachelor’s degree in Economics from Hampden-Sydney College and an M.B.A. from University of Virginia’s Darden School of Business.

Each of the Nominees and Alternate Nominees has agreed to be named in this proxy statement and to serve as a director of the NRG, if elected.

Compensation of NRG Directors

If elected to the NRG Board, the Nominees and Alternate Nominees will not receive any compensation or indemnification from Exelon for their service as directors of NRG.

According to publicly available information as of the date of this proxy statement, if the Nominees or any of the Alternate Nominees are elected as directors of NRG, each would receive from NRG total annual compensation of $180,000 for his or her service as a non-employee director. Any Nominee or Alternate Nominee serving as the head of a committee of the NRG Board (other than the Audit Committee or any ad hoc committees) would receive an additional $20,000 in compensation per year. The chair of the Audit Committee receives an additional $35,000 in compensation per year. According to publicly available information as of the date of this proxy statement, unless otherwise elected by the director, NRG directors receive 50 percent of their total annual compensation in the form of cash and the remaining 50 percent in the form of vested deferred stock units (each a “DSU”). Each DSU is equivalent in value to one share of NRG common stock and represents the right to receive one such share of NRG common stock payable at the time the director may elect, or in the event the director does not make an election with respect to payment, when the director ceases to be a member of the NRG Board. Directors are required to retain all stock received as compensation for the duration of their service on the NRG Board, although they may sell shares as necessary to cover tax liability associated with the conversion of DSUs to NRG common stock. Exceptions to these requirements may be made by the NRG Board under special circumstances. Each of the Nominees and Alternate Nominees, if elected, would be indemnified by NRG for service as a director to the same extent indemnification is provided to other directors under NRG’s Amended and Restated Certificate of Incorporation and the NRG Bylaws. In addition, we believe that upon election, the Nominees and Alternate Nominees would be covered by NRG’s officer and director liability insurance, if any, and be entitled to any other benefits made available to directors by NRG.

All information regarding NRG’s director compensation and benefits arrangements set forth in this proxy statement is derived solely from NRG’s public filings with the SEC.

None of the Nominees, Alternate Nominees nor any of their respective associates (as defined in Rule 14a-1(a) promulgated by the SEC under the Securities Exchange Act of 1934, as amended) has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of NRG, or is subject to any arrangement described in Item 402 of Regulation S-K under the Securities Act of 1933, as amended.

Other than as described in this proxy statement, Exelon is not aware of any other arrangements pursuant to which non-employee directors of NRG were to be compensated for services as a director during NRG’s last fiscal year.

Arrangements between Exelon and the Nominees and Alternate Nominees

Exelon has entered into a nomination agreement with each of the Nominees and Alternate Nominees (each, a “Nomination Agreement” and collectively, the “Nomination Agreements”). The Nomination Agreements provide that each Nominee and Alternate Nominee agrees to be nominated for election to the NRG Board and, if elected, to act in the best interests of NRG and its stockholders, to exercise his or her independent judgment, to act in good faith and, in accordance with his or her fiduciary duties, to duly consider all matters to come before the NRG Board. Exelon has agreed to pay each Nominee and Alternate Nominee $50,000 in consideration for his or her agreement to be named as a Nominee and to consent to serve as a director of NRG, if elected, and to provide certain information to Exelon to prepare this proxy statement. In addition, Exelon will promptly (1) reimburse each Nominee and Alternate Nominee for all reasonable expenses incurred by him or her in connection with his or her responsibilities as a Nominee under the Nomination Agreement, (2) pay directly the reasonable legal fees and expenses of independent counsel representing the Nominees and Alternate Nominees and (3) pay directly the fees of a proxy solicitor engaged by Exelon. Exelon has agreed to indemnify each Nominee and Alternate Nominee against any and all losses, claims, damages, liabilities, judgments, fines, penalties, settlement payments, awards, costs and expenses that arise out of or are based upon such person’s role as a nominee (or alternate) for election to the NRG Board or as a participant in the solicitation, except to the extent such loss arises or results from such person’s willful misconduct or any untrue statement or omission made by such Nominee or Alternate Nominee or made by Exelon in reliance upon and in conformity with information furnished by such Nominee or Alternate Nominee in writing expressly for use in any document made available to the public. The Nominees’ and Alternate Nominees’ rights to indemnification under the Nomination Agreements include the right to require Exelon to advance any and all expenses incurred by the Nominees and Alternate Nominees in connection with any indemnifiable claim.

Additional Information Concerning the Nominees and Alternate Nominees

The Nominees and Alternate Nominees have also furnished additional miscellaneous information located under “Other Information—Participants in the Solicitation” and in Annex A as required by the SEC.

OTHER PROPOSALS

In addition to the Exelon Proposals, NRG’s preliminary proxy statement indicates that five other matters will be voted upon at the 2009 Annual Meeting. Please see NRG’s definitive proxy statement when it becomes available for a more detailed description of these proposals.

Proposal 5

Adoption of the Amended and Restated Long-Term Incentive Plan

As disclosed in NRG’s preliminary proxy statement, the NRG Board has adopted, subject to stockholder approval, an amended and restated version of NRG’s Long-Term Incentive Plan (as so amended, the “Plan”), in order to ensure the Plan’s compliance with Section 409A of the Internal Revenue Code and to expand the list of performance factors the NRG Compensation Committee may consider in determining award grants under the Plan. NRG is asking stockholders to adopt the Plan. Adoption of the Plan requires the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock present in person or by proxy at the 2009 Annual Meeting and entitled to vote, voting together. Abstentions will have the same effect as a vote against adoption of the Plan. Broker non-votes will have no effect on the outcome of the proposal.

EXELON RECOMMENDS A VOTE “FOR” ADOPTION OF THE PLAN.

Proposal 6

Adoption of the NRG Energy, Inc. Amended and Restated Annual Incentive Plan for Designated Corporate Officers

As disclosed in NRG’s preliminary proxy statement, the NRG Board has adopted, subject to stockholder approval, an amended and restated version of NRG’s Annual Incentive Plan for Designated Corporate Officers (as so amended, the “Annual Incentive Plan”), in order to expand the list of performance factors the NRG Compensation Committee may consider in determining award grants under the Annual Incentive Plan as well as to add a clawback provision in certain instances. NRG is asking stockholders to adopt the Annual Incentive Plan. Adoption of the Annual Incentive Plan requires the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock present in person or by proxy at the 2009 Annual Meeting and entitled to vote, voting together. Abstentions will have the same effect as a vote against adoption of the Annual Incentive Plan. Broker non-votes will have no effect on the outcome of the proposal.

EXELON RECOMMENDS A VOTE “FOR” ADOPTION OF THE ANNUAL INCENTIVE PLAN.

Proposal 7

Majority Voting Proposal

As disclosed in NRG’s preliminary proxy statement, NRG is seeking to amend Article Six of its Amended and Restated Certificate of Incorporation to provide for a majority voting standard in the case of any uncontested director election rather than the current plurality vote standard.

Article Six of the NRG Amended and Restated Certificate of Incorporation currently states the following:

“Article Six

Except as otherwise provided in this Certificate (including any duly authorized certificate of designation of any series of Preferred Stock), Directors shall be elected by a plurality of the votes of the shares entitled to vote in the election of Directors present in person or represented by proxy at the meeting of the stockholders at which Directors are elected. Elections of Directors need not be by written ballot unless the By-laws of the Corporation shall so provide.”

NRG is proposing that Article Six of the Amended and Restated Certificate of Incorporation be amended and restated to state the following:

“Article Six

Except as provided by the Certificate of Incorporation (including any duly authorized certificate of designation of any series of Preferred Stock), each Director shall be elected by the vote of the majority of the votes cast with respect to that Director’s election at any meeting for the election of Directors at which a quorum is present, provided that if the number of nominees at any such meeting exceeds the number of Directors to be elected at the meeting, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. For purposes of this Article, a majority of the votes cast means that the number of shares voted “for” a Director must exceed the number of votes cast “against” that Director.”

NRG has stated that if the Majority Voting Proposal is approved, the majority voting standard will not apply to the election of directors at the 2009 Annual Meeting, including the election of nominees to fill the vacancies created on the NRG Board if the Board Expansion Proposal is approved.

Approval of the Majority Voting Proposal requires the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock entitled to vote, voting together. Abstentions and broker non-votes will have the same effect as a vote against the Majority Voting Proposal.

EXELON RECOMMENDS A VOTE “FOR” THE MAJORITY VOTING PROPOSAL.

Proposal 8

Ratification of Independent Registered Public Accounting Firm

As disclosed in NRG’s preliminary proxy statement, the Audit Committee of the NRG Board appointed KPMG LLP, independent registered public accounting firm, to audit the consolidated financial statements of NRG and its subsidiaries for the year 2009. NRG is asking that NRG stockholders ratify such appointment. Ratification of the appointment requires the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock present in person or by proxy at the 2009 Annual Meeting and entitled to vote, voting together. Abstentions will have the same effect as a vote against the ratification. Broker non-votes will have no effect on the outcome of the proposal.

EXELON RECOMMENDS A VOTE “FOR” THE RATIFICATION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF NRG FOR 2009.

Proposal 9

Carbon Principles Report Proposal

NRG has indicated that it received a stockholder proposal for consideration at the 2009 Annual Meeting:

“RESOLVED: The shareholders request that the Company prepare by October 2009, at reasonable expense and omitting proprietary information, a Carbon Principles Report. The report should describe and discuss how the Company’s involvement with the Carbon Principles has impacted the environment.”

NRG has recommended that stockholders vote “AGAINST” the Carbon Principles Reporting Proposal. Approval of the Carbon Principles Report Proposal requires the affirmative vote of a majority of the shares of NRG common stock and NRG 4% Preferred Stock present in person or by proxy at the 2009 Annual Meeting and entitled to vote, voting together. Abstentions will have the same effect as a vote against the Carbon Principles Report Proposal. Broker non-votes will have no effect on the outcome of the proposal.

EXELON HAS NO RECOMMENDATION WITH RESPECT TO THE CARBON PRINCIPLES REPORT PROPOSAL.

VOTING PROCEDURES

The accompanying BLUE proxy card will be voted in accordance with your instructions. You may vote FOR the Exelon Proposals by telephone, by Internet, or by simply signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

The Election of Class III Directors Proposal (Proposal 1). You may vote FOR the entire slate of Class III Nominees nominated by Exelon to fill the 4 Class III NRG Board seats up for election by marking the box titled “FOR ALL CANDIDATES” under Proposal 1 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may withhold your vote for the entire slate by marking the box titled “WITHHELD FROM ALL CANDIDATES” under Proposal 1 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also withhold your vote from any one or more of the Class III Nominees by marking the box titled “FOR ALL CANDIDATES” under Proposal 1 and writing down the name of any such Class III Nominee for whom you are withholding your vote in the space provided on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also vote by telephone or by the Internet by following the instructions set forth in the enclosed BLUE proxy card. If you are a holder of record and your BLUE proxy card is signed and dated but no direction is given with respect to the Election of Class III Directors Proposal, your shares will be voted FOR the election of each of the Class III Nominees.

Exelon strongly recommends a vote “FOR” the Class III Nominees to fill the 4 Class III NRG Board seats up for election at the 2009 Annual Meeting.

The Board Expansion Proposal (Proposal 2). You may vote FOR the Board Expansion Proposal by marking the box titled “FOR” under Proposal 2 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may vote against the Board Expansion Proposal by marking the box titled “AGAINST” under Proposal 2 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also abstain from voting with respect to the Board Expansion Proposal by marking the box titled “ABSTAIN” under Proposal 2 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also vote by telephone or by the Internet by following the instructions set forth in the enclosed BLUE proxy card. If you are a holder of record and your BLUE proxy card is signed and dated but no direction is given with respect to the Board Expansion Proposal, your shares will be voted FOR the Board Expansion Proposal.

Exelon strongly recommends a vote “FOR” the Board Expansion Proposal.

The Election of Additional Directors Proposal (Proposal 3). You may vote FOR the entire slate of Additional Nominees nominated by Exelon to fill 5 of the vacancies on the NRG Board as a result of the approval of the Board Expansion Proposal by marking the box titled “FOR ALL CANDIDATES” under Proposal 3 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may withhold your vote for the entire slate by marking the box titled “WITHHELD FROM ALL CANDIDATES” under Proposal 3 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also withhold your vote from any one or more of the Additional Nominees by marking the box titled “FOR ALL CANDIDATES” under Proposal 3 and writing down the name of any such Additional Nominee for whom you are withholding your vote in the space provided on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also vote by telephone or by the Internet by following the instructions set forth in the enclosed BLUE proxy card. If you are a holder of record and your BLUE proxy card is signed and dated but no direction is given with respect to the Election of Additional Directors Proposal, your shares will be voted FOR the election of each of the Additional Nominees.

Exelon strongly recommends a vote “FOR” the Additional Nominees.

The Restoration of the Bylaws Proposal (Proposal 4). You may vote FOR the Restoration of the Bylaws Proposal by marking the box titled “FOR” under Proposal 4 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may vote against the Restoration of the Bylaws Proposal by marking the box titled “AGAINST” under Proposal 4 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also abstain from voting with respect to the Restoration of the Bylaws Proposal by marking the box titled “ABSTAIN” under Proposal 4 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also vote by telephone or by the Internet by following the instructions set forth in the enclosed BLUE proxy card. If you are a holder of record and your BLUE proxy card is signed and dated but no direction is given with respect to the Restoration of the Bylaws Proposal, your shares will be voted FOR the Restoration of the Bylaws Proposal.

Exelon strongly recommends a vote “FOR” the Restoration of the Bylaws Proposal.

Adoption of the NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan (Proposal 5). You may vote FOR the proposal to adopt the Plan by marking the box titled “FOR” under Proposal 5 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may vote against the proposal to adopt the Plan by marking the box titled “AGAINST” under Proposal 5 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also abstain from voting with respect to the proposal to adopt the Plan by marking the box titled “ABSTAIN” under Proposal 5 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also vote by telephone or by the Internet by following the instructions set forth in the enclosed BLUE proxy card. If you are a holder of record and your BLUE proxy card is signed and dated but no direction is given with respect to the proposal to adopt the Plan, your shares will be voted FOR the adoption of the Plan.

Exelon recommends a vote “FOR” the adoption of the Plan.

Approval of the NRG Energy, Inc. Amended and Restated Annual Incentive Plan for Designated Corporate Officers (Proposal 6). You may vote FOR the proposal to adopt the Annual Incentive Plan by marking the box titled “FOR” under Proposal 6 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may vote against the proposal to adopt the Annual Incentive Plan by marking the box titled “AGAINST” under Proposal 6 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also abstain from voting with respect to the proposal to adopt the Annual Incentive Plan by marking the box titled “ABSTAIN” under Proposal 6 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also vote by telephone or by the Internet by following the instructions set forth in the enclosed BLUE proxy card. If you are a holder of record and your BLUE proxy card is signed and dated but no direction is given with respect to the proposal to adopt the Annual Incentive Plan, your shares will be voted FOR the adoption of the Annual Incentive Plan.

Exelon recommends a vote “FOR” the adoption of the Annual Incentive Plan.

The Majority Voting Proposal (Proposal 7). You may vote FOR the Majority Voting Proposal by marking the box titled “FOR” under Proposal 7 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may vote against the Majority Voting Proposal by marking the box titled “AGAINST” under Proposal 7 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also abstain from voting with respect to the Majority Voting Proposal by marking the box titled “ABSTAIN” under Proposal 7 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also vote by telephone or by the Internet by following the instructions set forth in the enclosed BLUE proxy card. If you are a holder of record and your BLUE proxy card is signed and dated but no direction is given with respect to the Majority Voting Proposal, your shares will be voted FOR the approval of the Majority Voting Proposal.

Exelon recommends a vote “FOR” the Majority Voting Proposal.

Ratification of the Appointment of KPMG LLP as NRG’s Independent Registered Public Accounting Firm (Proposal 8). You may vote FOR the proposal to ratify the appointment of KPMG LLP by marking the box titled “FOR” under Proposal 8 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may vote against the proposal to ratify the appointment of KPMG LLP by marking the box titled “AGAINST” under Proposal 8 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also abstain from voting with respect to the proposal to ratify the appointment of KPMG LLP by marking the box titled “ABSTAIN” under Proposal 8 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also vote by telephone or by the Internet by following the instructions set forth in the enclosed BLUE proxy card. If you are a holder of record and your BLUE proxy card is signed and dated but no direction is given with respect to the proposal to ratify the appointment of KPMG LLP, your shares will be voted FOR the approval of the proposal to ratify the appointment of KPMG LLP.

Exelon recommends a vote “FOR” the proposal to ratify the appointment of KPMG LLP.

The Carbon Principles Report Proposal (Proposal 9). You may vote FOR the Carbon Principles Report Proposal by marking the box titled “FOR” under Proposal 9 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may vote against the Carbon Principles Report Proposal by marking the box titled “AGAINST” under Proposal 9 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also abstain from voting with respect to the Carbon Principles Report Proposal by marking the box titled “ABSTAIN” under Proposal 9 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also vote by telephone or by the Internet by following the instructions set forth in the enclosed BLUE proxy card. If you are a holder of record and your BLUE proxy card is signed and dated but no direction is given with respect to the Carbon Principles Report Proposal, Exelon will ABSTAIN from voting your shares with respect to the Carbon Principles Report Proposal.

Exelon has no recommendation with respect to the Carbon Principles Report Proposal.

Other Proposals to be Considered at the 2009 Annual Meeting. If any other matters properly come before the 2009 Annual Meeting, your proxies will vote on such matters in their discretion.

Revocation of Proxies

You may revoke or change your proxy instructions at any time prior to the vote at the 2009 Annual Meeting by:

(1)	submitting a later-dated vote by telephone or the Internet as to how you would like your NRG shares voted (instructions are on your BLUE proxy card);

(2)	submitting a properly executed, later-dated BLUE proxy card that will revoke all votes submitted by telephone, by Internet or by prior proxy cards or voting instruction cards, including NRG’s WHITE proxy cards or voting instruction cards which solicit a proxy in favor of all of the incumbent directors by NRG;

(3)	attending the 2009 Annual Meeting and revoking any previously submitted proxy by voting in person (although attendance at the 2009 Annual Meeting will not in and of itself constitute revocation of a proxy); or

(4)

delivering written notice of revocation either to Exelon c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20 th Floor, New York, New York 10022 or the corporate secretary of NRG at 211 Carnegie Center, Princeton, New Jersey 08540, or any other address provided by NRG.

Please note that if your shares of NRG common stock or NRG 4% Preferred Stock are held in “street name” by a bank, brokerage firm or other holder of record, you must follow the instructions set forth in the voting instruction cards to vote or revoke your earlier vote.

Although a revocation is effective if delivered to NRG by a holder of NRG common stock or NRG 4% Preferred Stock as of the Record Date, Exelon recommends that either the original or a copy of any revocation be mailed to Innisfree at the address listed above, so that Exelon will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Nominees to the NRG Board and with respect to the other Exelon Proposals have been received. Exelon or Innisfree may contact the NRG stockholders who have revoked their proxies.

APPRAISAL RIGHTS

The NRG stockholders are not entitled to appraisal rights under Delaware law in connection with the Exelon Proposals or this proxy statement.

LITIGATION AGAINST NRG DIRECTORS

Exelon Corporation and Exelon Xchange Corporation v. Cosgrove, et. al. On November 11, 2008, Exelon filed a complaint in the Court of Chancery of the State of Delaware against NRG and the directors then serving on the NRG Board in connection with the failure by the NRG Board to give due consideration and take appropriate action in response to the acquisition proposal announced by Exelon on October 19, 2008. The defendants filed a motion to dismiss on November 14, 2008. On January 28, 2009, the defendants filed a memorandum of law in support of their motion to dismiss, in which they contend that Exelon’s complaint fails to state a claim for breach of fiduciary duty by the NRG Board. On March 16, 2009 Exelon filed an amended complaint. In the amended complaint, Exelon seeks, among other things, declaratory judgment and injunctive relief (1) declaring that the members of the NRG Board have breached their fiduciary duties by summarily rejecting Exelon’s acquisition proposal and the Offer; (2) declaring that the members of the NRG Board have breached their fiduciary duties by relying on defensive measures with respect to the Offer and compelling the NRG Board to approve the Offer for purposes of Section 203 of the DGCL; (3) enjoining the defendants from taking any actions that would have the effect of impeding or interfering with the Offer; and (4) declaring that the members of the NRG Board have breached their fiduciary duties by omitting material facts and making false and misleading statements of material fact to NRG’s stockholders in connection with the Offer and the proxy solicitation and compelling the NRG Board to disclose all material facts and correct all misleading statements regarding the Offer and the proxy solicitation.

Louisiana Sheriffs’ Pension & Relief Fund v. Crane, et al., No. 4193-VCL. On November 25, 2008, the Louisiana Sheriffs’ Pension & Relief Fund (“LSPRF”) filed a purported shareholder class action complaint in the Court of Chancery of the State of Delaware against the directors then serving on the NRG Board in connection with the failure by defendants to fully inform themselves about and take appropriate action in response to the acquisition proposal announced by Exelon on October 19, 2008. Defendants moved to dismiss the complaint on December 23, 2008. On March 17, 2009, before briefing on defendants’ motion to dismiss was complete, LSPRF filed an amended complaint. The amended complaint alleges that in addition to failing to fully inform themselves about Exelon’s acquisition proposal, defendants have wrongfully attempted to impede the Offer by attempting to prevent Exelon from obtaining certain regulatory approvals, causing NRG to purchase Reliant Energy’s Texas retail business, and exploiting change of control provisions in certain NRG senior notes to improperly undermine Exelon’s proxy efforts. LSPRF seeks, among other things: (1) a declaration that the action is properly maintainable as a class action; (2) a declaration that defendants breached their fiduciary duties to NRG stockholders in failing to consider Exelon’s acquisition proposal in good faith and on a fully informed basis; (3) a declaration that defendants breached their fiduciary duties by adopting defensive measures designed to prevent an acquisition of NRG; (4) an injunction preventing defendants from taking actions to block Exelon’s acquisition of NRG; (5) an injunction preventing defendants from proceeding with the Reliant Energy acquisition; and (6) compensatory damages to the extent injunctive relief is not granted. On April 3, 2009, LSPRF filed a motion for expedited proceedings and a motion for preliminary injunctive relief in connection with the NRG Board’s appointment of Pastor Kirbyjon Caldwell and its stated intention to further expand the NRG Board to 14 directors in advance of the 2009 Annual Meeting. The motion for injunctive relief seeks rescission of the appointment of Pastor Caldwell and an injunction preventing the NRG Board from taking any action that would impede the NRG stockholders’ vote for directors at the 2009 Annual Meeting. On April 14, 2009, the Delaware Chancery Court denied LSPRF’s motion for expedited proceedings.

Gerber, et al. v. Cosgrove, et al.; Stansbury v. Cosgrove, et al.; Greenberg v. Crane, et al. In October 2008, NRG stockholders filed three purported stockholder class action complaints in the Superior Court of New Jersey against the directors then serving on the NRG Board in connection with the defendants’ failure to negotiate in good faith with Exelon and to pursue a transaction designed to maximize shareholder value. Those cases were later consolidated in the Law Division of the Superior Court under docket number MER-L-2665-08, and on January 29, 2009, plaintiffs filed their corrected consolidated class action complaint for breach of fiduciary duties (“Consolidated Complaint”). The Consolidated Complaint alleges that defendants violated their fiduciary duties to NRG stockholders by failing to fully inform themselves regarding Exelon’s acquisition proposal and to consider that proposal in good faith, failing to engage in negotiations with Exelon, and acting with an entrenchment purpose. Plaintiffs seek, among other things: (1) a declaration that the action is properly maintainable as a class action; (2) a declaration that defendants breached their fiduciary duties to NRG stockholders by failing to consider Exelon’s acquisition proposal in good faith and on a fully informed basis; (3) an injunction requiring defendants to exempt Exelon’s exchange offer from the provisions of Section 203 of the DGCL; (4) an injunction requiring defendants to negotiate the acquisition proposal or another value maximizing transaction; and (5) an award of compensatory damages if defendants do not maximize shareholder value. On February 20, 2009, defendants moved to dismiss the Consolidated Complaint for failure to state a claim, or in the alternative, to stay the action in favor of the Delaware litigation brought by Exelon and the Louisiana Sheriffs’ Pension & Relief Fund. Proceedings on defendants’ motion to dismiss are pending.

OTHER INFORMATION

Participants in the Solicitation

Exelon, the Nominees and the Alternate Nominees are participants in the solicitation. Exelon is one of the nation’s largest energy companies with approximately $19 billion in annual revenues. Exelon distributes electricity to approximately 5.4 million customers in Illinois and Pennsylvania, and natural gas to approximately 485,000 customers in southeastern Pennsylvania. Exelon’s operations include energy generation, power marketing and energy delivery. Exelon has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon operates the largest nuclear fleet in the United States. Exelon was incorporated in Pennsylvania in February 1999. Its principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 800-483-3220.

Except as otherwise disclosed in this proxy statement, since January 1, 2008, there has not been and there is no currently proposed transaction or series of transactions, in which NRG was or is to be a participant and the amount involved exceeds $120,000, and in which Exelon, or, to its knowledge, after reasonable inquiry of Exelon, any associate of Exelon had or will have any direct or indirect material interest.

Exelon and NRG are involved in power and coal trading activities with each other in the ordinary course of business. During 2008, Exelon has purchased power and coal from NRG in the amount of $5,412,035 and NRG has purchased power and coal from Exelon in the amount of $16,638,386. In addition, Exelon and NRG are tenants in common of the Keystone and Conemaugh Generating Stations in Pennsylvania. Finally, Exelon and NRG participate in a number of industry groups, including, without limitation, the Association of Electric Companies of Texas.

We believe that each of the Nominees and Alternate Nominees, if elected to the NRG Board, will act in the best interests of NRG and its stockholders, act in good faith, and, in accordance with his or her fiduciary duties, duly consider all matters to come before the NRG Board. Except as otherwise disclosed in this proxy statement, the Nominees and Alternate Nominees do not have a substantial interest, direct or indirect, by security holdings or otherwise, in any matter which we believe will be acted upon at the 2009 Annual Meeting.

To the extent that the election of the Nominees or Alternate Nominees and the approval of the Exelon Proposals may have an impact on the consummation of an acquisition of NRG by Exelon or one of its affiliates or another strategic transaction, Exelon and its affiliates could be considered to have a material interest in certain of the matters to be acted upon at the 2009 Annual Meeting. In addition, Exelon and Exelon Xchange have an interest in adoption of the Exelon Proposals through their ownership of NRG common stock.

Except as set forth in this proxy statement, none of Exelon, the Nominees and Alternate Nominees nor any of their respective associates owns beneficially (directly or indirectly) any securities of NRG or any of its subsidiaries. Except as set forth in this proxy statement, none of Exelon, the Nominees or Alternate Nominees (1) owns of record any shares of NRG common stock or other securities of NRG; (2) has purchased or sold any securities of NRG within the past two years; or (3) is or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of NRG, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of written consents.

As of the date of this proxy statement, Exelon is the record and beneficial owner of 500 shares of NRG common stock and Exelon Xchange is the record and beneficial owner of 500 shares of NRG common stock. On October 20, 2008, Exelon purchased 1,000 shares of NRG common stock at $24.38 per share through ordinary brokerage transactions on the open market. Shortly thereafter, Exelon transferred 500 shares of NRG common stock to Exelon Xchange. Exelon and Exelon Xchange intend to vote all their shares “FOR” the Exelon Proposals. Within the past two years, neither Exelon nor Exelon Xchange has sold any shares of NRG common stock. Ms. Marjorie L. Bowen owns 585 shares of NRG common stock through a separate property trust.

Ms. Bowen traded shares of NRG common stock through the trust’s Merrill Lynch account, which is a discretionary brokerage account. Through this Merrill Lynch account, Ms. Bowen’s property trust purchased 9 shares of NRG common stock on April 5, 2007 for $668 and sold 7 shares of NRG common stock on May 14, 2007 for $593 and 16 shares of NRG common stock on May 16, 2007 for $1,325. Mr. John W. Rowe, Chairman and Chief Executive Officer of Exelon, owns beneficially in the aggregate, in his individual capacity and through his family’s charitable trust, 610 shares of NRG common stock. Mr. Rowe retains voting and investment discretion over the shares of NRG common stock held in both accounts. Within the past two years, an independent investment manager with discretionary authority to invest in a variety of equity securities made the following purchases of shares of NRG common stock on behalf of Mr. Rowe’s individual account: 70 shares on October 22, 2007 for $3,206.81, 65 shares on October 24, 2007 for $3,059.88, 65 shares on November 7, 2007 for $2,959.35, 25 shares on July 9, 2008 for $1,075.20 and 60 shares on August 15, 2008 for $2,039.62. Within the past two years, an independent investment manager with discretionary authority to invest in a variety of equity securities made the following purchases of shares of NRG common stock on behalf of Mr. Rowe’s family’s charitable trust account: 35 shares on October 22, 2007 for $1,603.41, 30 shares on October 24, 2007 for $1,412.25, 35 shares on November 7, 2007 for $1,593.49, 135 shares on January 11, 2008 for $5,402.70, 20 shares on July 9, 2008 for $860.16 and 70 shares on August 15, 2008 for $2,379.56.

Directors and executive officers of Exelon and/or its associates may also be directors or officers of other companies and organizations that have engaged in transactions with NRG or its subsidiaries in the ordinary course of business since the beginning of NRG’s last fiscal year. Although Exelon is not aware of any specific transaction involving NRG and such other companies and organizations, we believe that the interests of those directors and executive officers and their associates with respect to any such transaction would not be of material significance.

Solicitation of BLUE proxy cards may be conducted by mail, facsimile, courier services, telephone, telegraph, the Internet, e-mail, newspapers, advertisements and other publications of general distribution and in person. Exelon may, from time to time, request that certain of its directors, officers or employees assist with the solicitation as part of his or her duties in the normal course of his or her employment without any additional compensation for the solicitation. Information regarding directors, officers and employees of Exelon who may assist in the solicitation is included in Annex B to this proxy statement.

Exelon has retained Innisfree for consulting, analytic and information agent and proxy solicitation services. Exelon has agreed to pay Innisfree a fee not to exceed $[—] in connection with the proxy solicitation. Exelon will also reimburse Innisfree for certain fees and expenses. Exelon has also agreed, subject to certain terms and conditions, to indemnify Innisfree against all claims, liabilities, losses, damages and expenses arising out or relating to the rendering of such services by Innisfree or related services requested by Exelon. It is anticipated that approximately [—] people will be employed by Innisfree in connection with the solicitation of proxies for the Exelon Proposals.

Exelon may reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection with forwarding, at Exelon’s request, all materials related to the proxy solicitation to the beneficial owners of shares of NRG common stock they hold of record.

Exelon will pay all costs of its proxy solicitation and will not seek reimbursement of those costs from NRG. Exelon estimates the total amount to be spent in furtherance of or in connection with the solicitation of the NRG stockholders with respect to the Exelon Proposals to be approximately $[—] million. Exelon’s aggregate expenditures to date in furtherance of or in connection with the solicitation of the NRG stockholders with respect to the Exelon Proposals are less than $[—] million.

Neither Exelon nor any of its associates has any arrangement or understanding with any person with respect to any future employment by NRG or its affiliates, or with respect to any future transactions to which NRG or its affiliates will or may be a party.

Security Ownership of Certain Beneficial Owners and Management of NRG

Information regarding security ownership of certain beneficial owners and management of NRG is included in Annex C to this proxy statement.

Information Concerning NRG

The information concerning NRG contained in this proxy statement has been taken from, or is based upon, publicly available information. Non-public information concerning NRG was not available to Exelon for the purpose of preparing this proxy statement. NRG has not cooperated with Exelon in, and has not been involved in, the preparation of this proxy statement and has not verified the information contained in this proxy statement relating to NRG. Publicly available information concerning NRG may contain errors. Exelon has no knowledge that would indicate that any statements contained herein regarding NRG, based upon such publicly filed reports and documents, are inaccurate, incomplete or untrue.

The principal executive offices of NRG are located at 211 Carnegie Center, Princeton, New Jersey 08540.

Important Notice Regarding the Availability of Proxy Materials for 2009 Annual Meeting

This proxy statement is, and all other soliciting material filed by Exelon after the date of this proxy statement will be, available at [—].

Deadline for Submitting Stockholder Proposals and Director Nominations for the Next Annual Meeting

According to NRG’s definitive proxy statement on Schedule 14A filed with the SEC on [—], proposals intended to be presented at the 2010 Annual Meeting must have been received by NRG at its principal executive offices no later than [—] for inclusion in NRG’s proxy statement and form of proxy relating to the 2010 Annual Meeting. Alternatively, the NRG stockholders intending to present a proposal at the 2010 Annual Meeting without having it included in NRG’s proxy statement must comply with the requirements set forth in the NRG Bylaws. The NRG Bylaws require, among other things, that NRG’s Corporate Secretary receive the proposal no earlier than the close of business on the 120th day, and no later than the close of business on the 90th day, prior to the first anniversary of the preceding year’s annual meeting. Accordingly, for NRG’s 2010 Annual Meeting, NRG’s Corporate Secretary must receive the proposal no earlier than [—] and no later than [—]. The proposal must contain the information required by the NRG Bylaws, a copy of which is available upon request to NRG’s Corporate Secretary. If the stockholder does not meet the applicable deadlines or comply with the requirements of SEC Rule 14a-8, NRG may exercise discretionary voting authority under proxies it solicits to vote, in accordance with its best judgment, on any such proposal.

FORWARD-LOOKING STATEMENTS

This proxy statement contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Exelon’s objectives, plans or goals are forward-looking. Exelon’s forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections regarding Exelon and NRG and projections regarding the industries in which they operate. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict, including those discussed below. Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Readers of this proxy statement are cautioned not to place undue reliance on these forward-looking statements since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this proxy statement and the material accompanying this proxy statement.

Any forward-looking statements contained in this proxy statement speak only as of the date of this proxy statement. These and other relevant factors, including those risk factors in Exelon’s filings with the SEC, should be carefully considered when reviewing any forward-looking statement.

ANNEX A

MISCELLANEOUS INFORMATION

CONCERNING THE NOMINEES AND ALTERNATE NOMINEES

Each of the Nominees and Alternate Nominees has agreed to be nominated for election to the NRG Board and to serve as a director, if elected.

None of the Nominees or the Alternate Nominees nor any of their associates currently holds, or has held in the past, any position or office with, or served as a director of, NRG or any of its subsidiaries or affiliates.

Except as disclosed herein, the Nominees and the Alternate Nominees do not have a substantial interest, direct or indirect, by security holdings or otherwise, in any matter which we believe will be acted upon at the 2009 Annual Meeting.

Neither the Nominees or the Alternate Nominees nor any of their associates has any arrangement or understanding with any person with respect to any future employment by NRG or its affiliates, or with respect to any future transactions to which NRG or its affiliates will or may be a party.

Except as disclosed herein, there are no arrangements or understandings between the Nominees or the Alternate Nominees and any other party pursuant to which any such Nominee or Alternate Nominee was or is to be selected as a director or nominee to the NRG Board.

None of the Nominees or the Alternate Nominees has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) in the past 10 years.

There are no family relationships (as defined in Item 401(d) of Regulation S-K) among any of the Nominees or the Alternate Nominees or between any of the Nominees or the Alternate Nominees, on the one hand, and any director or executive officer of NRG or any person NRG has publicly disclosed as of the date of this proxy statement to be nominated to become a director or executive officer of NRG, on the other hand.

None of the Nominees or the Alternate Nominees has been involved in any proceedings in the past five years that would be required to be disclosed under Item 401(f) of Regulation S-K.

There are no material proceedings in which any of the Nominees or the Alternate Nominees is a party adverse to NRG or any of its subsidiaries or has a material interest adverse to NRG or any of its subsidiaries.

None of the Nominees or the Alternate Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of NRG, or is subject to any arrangement described in Item 402 of Regulation S-K.

None of (1) the Nominees or the Alternate Nominees, (2) their immediate family members (as defined in Item 404(a) of Regulation S-K), (3) the corporations or organizations for which any of the Nominees or the Alternate Nominees is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities or (4) the trusts or other estates in which any of such Nominees or the Alternate Nominees has a substantial beneficial interest or serves as a trustee or in a similar capacity has, in each case, at any time since January 1, 2008, had a direct or indirect material interest in a transaction with NRG or its subsidiaries in which the amount involved exceeded $120,000.

None of the Nominees or the Alternate Nominees is indebted, directly or indirectly, to NRG for any amount of money, and NRG has not arranged for any loans to be made to, or for, any of the Nominees or the Alternate Nominees by others.

A-1

ANNEX B

PERSONS WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES

Set forth below are the names, principal business addresses and principal occupations or employment of the directors, officers, employees and other representatives of Exelon who may assist in Exelon’s solicitation of proxies in connection with the 2009 Annual Meeting, and the name, principal business and address of any corporation or other organization in which their employment is carried on. To the extent that any of these individuals assists Exelon in its solicitation of proxies for the 2009 Annual Meeting, these persons may be deemed “participants” under the applicable SEC rules.

Directors, Officers and Employees of Exelon

The name and principal occupation or employment of each director, officer and employee of Exelon who may be deemed a “participant” are set forth below. For each person, the principal business address is c/o Exelon Corporation, 10 South Dearborn Street, Chicago, Illinois 60603. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Exelon.

Name	Present Position with Exelon or Other Principal Occupation or Employment	Address of Principal Employer (if Other than Exelon)
John W. Rowe	Chairman and Chief Executive Officer, Director
John A. Canning, Jr.	Director
M. Walter D’Alessio	Director
Nicholas DeBenedictis	Director
Bruce DeMars	Director
Nelson A. Diaz	Director
Sue L. Gin	Director
Rosemarie B. Greco	Director
Paul L. Joskow, Ph. D.	Director
Richard A. Mies	Director
John M. Palms, Ph. D.	Director
William C. Richardson, Ph. D.	Director
Thomas J. Ridge	Director
John W. Rogers, Jr.	Director
Stephen D. Steinour	Director
Donald Thompson	Director
Frank M. Clark	Chairman and Chief Executive Officer, Commonwealth Edison Company	Commonwealth Edison Company 440 South LaSalle Street Suite 3300 P.O. Box 805379 Chicago, IL 60680-5379
Christopher M. Crane	President and Chief Operating Officer, Exelon; Chief Operating Officer, Exelon Generation Company, LLC
Ruth Ann M. Gillis	Executive Vice President, Exelon; President, Exelon Business Services Company
Matthew F. Hilzinger	Senior Vice President and Chief Financial Officer, Exelon

B-1

Name	Present Position with Exelon or Other Principal Occupation or Employment	Address of Principal Employer (if Other than Exelon)
Ian P. McLean	Executive Vice President, Finance and Markets, Exelon
Elizabeth Anne Moler	Executive Vice President, Government and Environmental Affairs and Public Policy, Exelon
Denis P. O’Brien	Executive Vice President, Exelon; President and CEO, PECO Energy Company
William A. Von Hoene, Jr.	Executive Vice President and General Counsel, Exelon
Andrea L. Zopp	Executive Vice President and Chief Human Resources Officer, Exelon
Chaka Patterson	Vice President and Treasurer, Exelon
Karie Anderson	Vice President Investor Relations, Exelon
Mary Beth Flater	Manager Investor Relations, Exelon

Interests of Director, Officer and Employee Participants

Except as described in the proxy statement, to Exelon’s knowledge, after reasonable inquiry, with respect to the individuals listed above under “Directors, Officers and Employees of Exelon” in this Annex B:

•	No such person is the beneficial owner, directly or indirectly, of any NRG securities.

•	No such person is the record owner of any NRG securities.

•	No such person is the beneficial owner, directly or indirectly, of any securities of any parent or subsidiary of NRG.

•	No associate of any such person is the beneficial owner, directly or indirectly, of any NRG securities.

•	No such person has purchased or sold NRG securities within the past two years.

•

No such person is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of NRG, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

•

No such person has an arrangement or understanding with respect to any future employment by NRG or its affiliates or with respect to any future transactions to which NRG or any of its affiliates will or may be a party.

•

No associate of any such person has an arrangement or understanding with respect to any future employment by NRG or its affiliates or with respect to any future transactions to which NRG or any of its affiliates will or may be a party.

•

Since January 1, 2008, no such person nor any member of the immediate family of such person has had any direct or indirect material interest in any transaction or series of transactions, or currently proposed transaction, to which NRG or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

B-2

ANNEX C

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF NRG

The following table sets forth information concerning beneficial ownership of NRG’s common stock as of March 30, 2009, for: (a) each director; (b) named executive officers set forth in the Summary Compensation Table in NRG’s preliminary proxy statement on Schedule 14A filed with the SEC on April 2, 2009; and (c) the directors and executive officers as a group. According to NRG’s preliminary proxy statement filed on April 2, 2009, for each person known to NRG to own more than 5 percent of NRG’s common stock, the information provided is as of the date of their most recent filing with the SEC. Except where otherwise indicated, the information in the following table was obtained from the preliminary proxy statement filed by NRG on April 2, 2009. According to NRG’s publicly available filings, none of the directors or named executive officers owns any of NRG’s preferred stock.

Except as noted below, the address of the beneficial owners is NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.

Name of Beneficial Owner	Percent of Class**	Common Stock(1)
David Crane	*	1,796,820	(2)
Robert C. Flexon	*	333,440	(3)
Kevin T. Howell	*	240,452	(4)
J. Andrew Murphy	*	66,326	(5)
Clint Freeland		23,298	(6)
Howard E. Cosgrove	*	60,040	(7)
Kirbyjon H. Caldwell	*	5,003	(8)
John F. Chlebowski	*	30,098	(8)
Lawrence S. Coben	*	35,385	(9)
Stephen L. Cropper	*	29,380	(10)
William E. Hantke	*	5,601	(11)
Paul W. Hobby	*	12,211
Kathleen McGinty	*	4,604	(8)
Anne C. Schaumburg	*	14,712	(8)
Herbert H. Tate	*	20,856	(12)
Thomas H. Weidemeyer	*	24,448	(13)
Walter R. Young	*	45,195
All Directors and Executive Officers (25 people)	1.1%	3,046,722	(14)
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	9.9%	23,316,571	(15)
Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206	9.1%	21,126,269	(16)
Massachusetts Financial Services Company 500 Boylston Street Boston, Massachusetts 02116	5.8%	13,605,732	(17)
Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102-3777	5.2%	12,042,871	(18)
Solus Alternative Asset Management LP 430 Park Avenue, 9th Floor New York, New York 10022	6.0%	14,025,000	(19)
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, Maryland 21202	9.1%	21,512,091	(20)

*	Less than one percent of outstanding NRG common stock.
**	Percentage ownership of 5%+ stockholders is provided as of December 31, 2008.
(1)	The number of shares beneficially owned by each person or entity is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each person or entity is considered the beneficial owner of any: (a) shares to which such person or entity has sole or shared voting power or investment power and (b) shares that such person or entity has the right to acquire within 60 days through the exercise of stock options or similar rights. Unless otherwise indicated, each person or entity has sole investment and voting power (or such person shares such powers with his or her spouse) with respect to the shares set forth in the table above.
(2)	Includes 1,562,416 shares that may be acquired at or within 60 days of March 30, 2009, pursuant to the exercise of options. Mr. Crane also owns 38,142 deferred stock units (“DSUs”). Each deferred stock unit is equivalent in value to one share of NRG common stock. Mr. Crane will receive one such share of NRG common stock for each deferred stock unit he owns six months from the date of his termination of employment with NRG.
(3)	Includes 243,930 shares that may be acquired at or within 60 days of March 30, 2009, pursuant to the exercise of options. Mr. Flexon also owns 11,360 DSUs. Each deferred stock unit is equivalent in value to one share of NRG common stock. Mr. Flexon will receive one such share of NRG common stock for each deferred stock unit he owns six months from the date of his termination of employment with NRG.
(4)	Includes 56,730 shares that may be acquired at or within 60 days of March 30, 2009, pursuant to the exercise of options.
(5)	Includes 64,797 shares that may be acquired at or within 60 days of March 30, 2009, pursuant to the exercise of options.
(6)	Includes 18,298 shares that may be acquired at or within 60 days of March 30, 2009, pursuant to the exercise of options.
(7)	Includes 20,000 shares held by Mr. Cosgrove’s spouse and 40,040 DSUs. Each deferred stock unit is equivalent in value to one share of NRG common stock, payable in the event Mr. Cosgrove ceases to be a member of the NRG Board. Mr. Cosgrove also owns 12,959 DSUs that will be exchanged for shares of NRG common stock on a one-to-one basis on the following schedule: (i) 5,843 twelve months from the date of termination and (ii) 7,116 twenty-four months from the date of termination.
(8)	Represents DSUs. Each deferred stock unit is equivalent in value to one share of NRG common stock, payable in the event the director ceases to be a member of the NRG Board.
(9)	Includes 32,933 DSUs. Each deferred stock unit is equivalent in value to one share of NRG common stock, payable in the event Mr. Coben ceases to be a member of the NRG Board.
(10)	Includes 22,380 DSUs. Each deferred stock unit is equivalent in value to one share of NRG common stock, payable in the event Mr. Cropper ceases to be a member of the NRG Board.
(11)	Mr. Hantke also owns 4,120 DSUs. Each deferred stock unit is equivalent in value to one share of NRG common stock. The 4,120 DSUs issued to him will be exchanged for such NRG common stock on a one-to-one basis on the following schedule: (i) 1,014 on March 1, 2010; (ii) 1,168 on June 1, 2010; and (iii) 423 on June 1, 2011, (iv) 646 on June 2, 2010, (v) 646 on June 2, 2011, and (vi) 646 on June 2, 2012.
(12)	Includes 10,794 DSUs. Each deferred stock unit is equivalent in value to one share of NRG common stock, payable in the event Mr. Tate ceases to be a member of the NRG Board.
(13)	Includes 22,448 DSUs payable in the event Mr. Weidemeyer ceases to be a member of the NRG Board.
(14)	Consists of the total holdings of directors, named executive officers, and all other executive officers as a group. Includes shares that may be acquired at or within 60 days of March 30, 2009, pursuant to the exercise of options, the vesting of restricted stock units (“RSUs”), or the exchange of DSUs. Each RSU and DSU is equivalent in value to one share of NRG common stock.
(15)	Based on information set forth in the Schedule 13G/A filed jointly on February 17, 2009 by FMR LLC and Edward C. Johnson 3d. Fidelity Management & Research Company (“Fidelity”) is a wholly-owned subsidiary of FMR LLC and as a result of acting as an investment adviser is the beneficial owner of 20,816,307 shares. FMR LLC and Edward C. Johnson 3d each have sole power to dispose of the shares owned by Fidelity. FMR LLC has the sole power to vote 2,794,339 shares, and sole dispositive power over 23,306,571 shares. Edward C. Johnson 3d has sole dispositive power over 23,306,571 shares.

(16)	Based on information set forth in the Schedule 13G/A filed on February 17, 2009 by Janus Capital Management LLC (“Janus”). Janus has a direct ownership stake in INTECH Investment Management and Perkins Investment Management LLC. Due to the ownership structure, Janus may be deemed to have sole dispositive and voting power over 20,646,383 shares and shared voting and dispositive power over 479,886 shares.
(17)	Based upon information set forth in the Schedule 13G/A filed on February 2, 2009 by Massachusetts Financial Services Company (“MFS”), which includes shares beneficially owned by other non-reporting entities as well as MFS.
(18)	Based upon information set forth in the Schedule 13G/A filed on February 6, 2009 by Prudential Financial, Inc. (“Prudential”). Prudential has sole dispositive and voting power over 1,061,800 shares, and shared dispositive and voting power over 10,564,971 shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential indirectly owns 100% of equity interests of Jennison Associates LLC. As a result, Prudential may be deemed to have shared dispositive power over the 11,982,798 shares reported on Jennison’s Schedule 13G filed on February 17, 2009. Jennison does not file jointly with Prudential, as such, shares included in Jennison’s 13G may also be included in the shares reported on the 13G/A filed by Prudential.
(19)	Based upon information set forth in the Schedule 13D filed jointly on February 3, 2009 by Solus Alternative Asset Management LP (“Solus”), Solus GP LLC and Christopher Pucillo (collectively, the “Reporting Persons”). Solus is the investment manager to Sola Ltd (“Sola”) and Solus Core Opportunities Master Market Fund Ltd (“Core”), each of which directly owns shares; Solus GP LLC is the general partner of Solus; and Christopher Pucillo is the managing member of Solus GP LLC. As a result, each of the Reporting Persons may be deemed to have shared voting and dispositive power of the shares held by Core and Sola.
(20)	Based upon information set forth in the Schedule 13G filed on February 12, 2009 by T. Rowe Price Associates, Inc (“T. Rowe”). T. Rowe has the sole power to vote 6,701,55 shares and sole dispositive power over 21,435,291 shares.

ANNEX D

FORM OF

NOMINATION AGREEMENT

[•], 2009

[Name]

[Address]

Dear [Name]:

This letter agreement (this “Agreement”) is with reference to your agreement to be nominated by Exelon Corporation, a Pennsylvania corporation (“Exelon”), for election as an independent director (a “Nominee”) of NRG Energy, Inc., a Delaware corporation (“NRG”). In connection with the NRG 2009 annual meeting of stockholders (the “NRG 2009 Annual Meeting”), Exelon desires to commence a proxy solicitation of voting equity holders of NRG (the “Proxy Solicitation”), among other things, to increase the number of directors constituting NRG’s Board of Directors (the “Board”), and to fill the vacancies created by the increase in the size of the Board and the other director seats up for election or reelection at the NRG 2009 Annual Meeting.

1. Responsibilities of Nominee.

(a) You agree:

(i) To be named as a Nominee in any and all solicitation materials prepared by Exelon in connection with the Proxy Solicitation;

(ii) To provide true and complete information concerning your background, experience, abilities and integrity as may be requested from time to time by Exelon (including, without limitation, all information required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder to be disclosed in a proxy statement, or other materials prepared by Exelon in connection with the Proxy Solicitation (collectively, the “Proxy Statement”)), and not to omit information that may be material to an understanding of your background, experience, abilities and integrity;

(iii) That your agreement to be a Nominee, and the information referred to in subparagraph (ii) of this paragraph 1(a) may be disclosed by Exelon, in its Proxy Solicitation materials or otherwise; and

(iv) If elected, to serve as a director of NRG, and in that capacity to act in the best interests of NRG and its stockholders and to exercise your independent judgment and act in good faith, and, in accordance with your fiduciary duties, duly consider all matters that come before the Board.

You represent that the information supplied to Exelon in your completed questionnaire, in any follow-up questions from Exelon and any related supplement provided by you (together, the “Questionnaire”) relating to your being a Nominee is true and complete and does not omit information that may be material to an understanding of your background, experience, abilities and integrity. In addition, you agree that, concurrently with your execution of this Agreement, you will execute a consent, in the form attached as Exhibit A, in which you consent to being a Nominee, consent to being named in the Proxy Statement as a Nominee and, if elected, consent to serving as a director of NRG. If the NRG 2009 Annual Meeting has not concluded by 11:59 p.m. Princeton, New Jersey time, on January 31, 2011, you may withdraw your consent by providing written notice thereof to Exelon. You agree that you will promptly provide Exelon with (x) any updates to the information you have previously supplied to Exelon in order to satisfy your obligation under subparagraph (ii) of this paragraph 1(a) and your representations in the Questionnaire, and (y) such additional information as may reasonably be requested by Exelon in connection with your nomination for election to the Board.

(b) The parties acknowledge and agree that you are not an employee or an agent or otherwise a representative of Exelon; that you are independent of, and not controlled by or acting at the direction of, Exelon; and that, if elected, you will be acting as a director of NRG, on behalf of NRG and all of the stockholders of NRG and will in no way be controlled by or acting at the direction of Exelon. You shall have no authority to act as an agent of Exelon and you shall not represent the contrary to any person.

2. Responsibilities of Exelon. Notwithstanding anything in this Agreement to the contrary, Exelon is not obligated to nominate you to the Board or to commence or complete the Proxy Solicitation.

3. Compensation. In consideration of your agreements contained herein, promptly following the date hereof, Exelon shall pay to you a one-time payment in the amount of fifty thousand U.S. dollars ($50,000). You shall be entitled to the full amount of this payment even if you are not for any reason nominated or elected to serve on the Board. We expect that if you are elected to the Board, in consideration for your service as a director of NRG, you will be entitled to receive from NRG such compensation as will be payable to directors of NRG in accordance with NRG’s policies as in effect from time to time. Once elected to the Board, no further compensation shall be due from or payable by Exelon.

4. Expenses. Exelon agrees that for the period starting from the date of this Agreement and ending at the earlier of (a) your election to the Board (or if the election or qualification of members to the Board is contested on any grounds, such later date that such contest is resolved) and (b) the date you have been notified by Exelon that it will not commence the Proxy Solicitation or has abandoned the Proxy Solicitation or will not nominate you to the Board or that the requisite number of votes for your election to the Board has not been obtained, Exelon will (i) promptly reimburse you for all reasonable expenses incurred in the performance of your responsibilities as a Nominee as set forth in paragraph 1, (ii) directly pay for the reasonable legal fees and expenses incurred by one independent legal counsel collectively acting on behalf of all Nominees proposed by Exelon as independent directors of NRG (the “Independent Counsel”), and (iii) directly pay for the fees and expenses of a proxy solicitor engaged by Exelon for the Proxy Solicitation.

5. Indemnification.

(a) As a material inducement to you to become a Nominee, Exelon hereby agrees to indemnify and defend you and hold you harmless from and against any and all losses, claims, damages, liabilities, judgments, fines, penalties, settlement payments, awards, costs, expenses and amounts of any type (including reasonable fees and disbursements of counsel and costs of investigation) (collectively, “Losses”) to which you may become subject or which you may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other) (a “Proceeding”), arising out of or based upon your being a Nominee or a “participant in a solicitation” (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended), except to the extent such Loss arises or results from your willful misconduct or any untrue statement or omission made by you or made by Exelon in reliance upon and in conformity with information furnished by you in writing expressly for use in any document made available to the public; it being understood that you are furnishing the Questionnaire expressly for use in the Proxy Statement and other filings to be made publicly available in connection with the Proxy Solicitation. We expect that if you are elected to the Board, you will be entitled to such indemnification and advancement of expenses with respect to your service as a director of NRG as are provided to NRG’s directors, in accordance with NRG’s policies as in effect from time to time, and will be entitled to be covered by the directors and officers liability insurance policy maintained by NRG for its directors, in accordance with NRG’s polices as in effect from time to time. After you are elected to the Board, Exelon will indemnify and hold you harmless only to the extent any indemnification and insurance provided by NRG is inadequate to cover the Losses for which Exelon has agreed to indemnify you pursuant to the first sentence of this paragraph 5(a).

(b) In the event of the commencement or threatened commencement of any Proceeding in respect of which you may seek indemnification from Exelon hereunder, you will give prompt written notice thereof to Exelon;

provided, however, that the failure to so provide prompt notice shall not relieve Exelon of its indemnification obligations hereunder except to the extent that Exelon is materially prejudiced as a result thereof. Exelon shall timely pay all reasonable fees and disbursements of the Independent Counsel in respect of such Proceeding as they are incurred. In addition to the Independent Counsel, you shall have the right to retain separate counsel, provided that you shall be responsible for the fees and expenses of such counsel and costs of such participation unless either (i) you and Exelon mutually agree to the retention of such counsel, or (ii) representation of you and other Nominees by the same counsel would be inappropriate due to actual or potential differing interests between you and them. Exelon shall in no event be liable for any settlement by you of any Proceeding effected without the prior written consent of Exelon, which consent shall not be unreasonably withheld.

(c) Exelon shall not settle, without your prior written consent (which you may withhold in your sole discretion), any Proceeding in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which Exelon agrees to be wholly responsible) or that would contain any language that could reasonably be viewed as an acknowledgement of wrongdoing on your part or otherwise as detrimental to your reputation.

(d) Your rights to indemnification under this Agreement shall include the right to be advanced any and all expenses incurred in connection with any indemnifiable claim promptly upon your request as such expenses are incurred.

(e) Notwithstanding anything to the contrary, if Exelon has made payments to you pursuant to the indemnification and expense reimbursement provisions hereof and you subsequently are reimbursed by a third party therefor, you will remit such subsequent reimbursement to Exelon.

(f) The indemnification provided by this Agreement shall not be deemed exclusive of any other rights to which you may be entitled under any by-law, other agreement, vote of stockholders or disinterested directors, or otherwise, to the extent such other rights are permitted by applicable law.

6. General. Notices and other communications under this Agreement shall be in writing and delivered by a nationally-recognized overnight courier with tracking capability, if mailed to you, then to the address set forth above under your name, and, if mailed to Exelon, then to the address indicated above in the letterhead, attention General Counsel. The failure of a party to insist upon strict adherence to any term contained herein shall not be deemed to be a waiver of such party’s rights thereafter to insist upon strict adherence to that term or to any other term contained herein. In the event that any one or more provisions of this Agreement are deemed to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such provision(s) shall be deemed severed to the least extent possible without affecting the validity, legality and enforceability of the remainder of this Agreement. This Agreement (a) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles; (b) contains the entire understanding of the parties with respect to the subject matter contained herein and may not be modified or amended except by mutual written consent; and (c) shall inure to the benefit of and be binding upon the parties and their respective heirs, representatives, successors, and assigns. In the event that any signature to this Agreement is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

7. Most Favored Person. In the event that in connection with the Proxy Solicitation Exelon enters into any nomination agreement with any other individual with respect to such individual being nominated by Exelon for election as a director of NRG, and such nomination agreement contains any term that is more favorable to such individual than this Agreement is to you, this Agreement shall be deemed to be amended automatically to incorporate such more favorable term. Exelon agrees to notify you of any such amendment.

* * * * * * *

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement.

Very truly yours,

EXELON CORPORATION

By:
	Name:	Andrea L. Zopp
	Title:	Executive Vice President

Accepted and agreed to:

[Name]

Exhibit A

Form of Consent

I hereby consent to:

(a) being nominated by Exelon Corporation, a Pennsylvania corporation (“Exelon”), for election as an independent director of NRG Energy, Inc., a Delaware corporation (“NRG”);

(b) if selected by NRG, being a nominee of NRG for election as a director of NRG;

(c) being named as a nominee in the proxy statement prepared by Exelon, among other things, to increase the number of directors constituting NRG’s Board of Directors and to fill the newly created directorships and the other director seats up for election or reelection at the NRG 2009 annual meeting of stockholders with persons nominated by Exelon;

(d) if selected by NRG, being named as a nominee in the proxy statement prepared by NRG, among other things, for election to NRG’s Board of Directors at the NRG 2009 annual meeting of stockholders; and

(e) serving as a director of NRG if elected.

Name:

Dated:

PLEASE VOTE TODAY!

SEE REVERSE

SIDE FOR THREE EASY WAYS TO VOTE.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED ▼

PRELIMINARY COPY

SUBJECT TO COMPLETION

DATED APRIL 16, 2009

BLUE PROXY

THIS PROXY IS SOLICITED ON BEHALF OF EXELON CORPORATION

FOR USE AT

THE 2009 ANNUAL MEETING OF STOCKHOLDERS OF NRG ENERGY, INC.

This proxy is solicited on behalf of Exelon Corporation (“Exelon”), and not on behalf of the Board of Directors of NRG Energy, Inc., a Delaware corporation (“NRG”). The undersigned stockholder of NRG, hereby appoints [—] and [—], and each of them, proxies and attorneys-in-fact, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2009 annual meeting of stockholders of NRG to be held on [—], 2009 at [—], at [—], and at any adjournment, postponement, continuation or rescheduling thereof (the “Meeting”), to vote all shares of common stock, $0.01 par value per share, of NRG and all shares of 4.0% Convertible Perpetual Preferred Stock, $0.01 par value per share, of NRG which the undersigned would be entitled to vote at the Meeting, as specified below, and in the discretion of such persons on all other matters as may properly come before the Meeting, and the undersigned revokes any proxies previously provided with respect to the matters covered by this proxy.

This proxy will be voted as directed. If no direction is indicated, the proxies will vote this proxy FOR Proposals 1-8 and abstain from Proposal 9 (Proposals 1-9 are described below).

The proxies will vote on such other matters as may properly come before the Meeting in the proxies’ discretion, including with respect to matters which Exelon did not know a reasonable time before beginning the solicitation of proxies that are to be presented at the Meeting.

The undersigned acknowledges receipt of the Proxy Statement of Exelon dated [—], 2009 (the “Proxy Statement”).

Important Notice Regarding the Availability of Proxy Materials for 2009 Annual Meeting

The Proxy Statement is, and all other soliciting materials filed by Exelon after the date of the Proxy Statement will be, available at [—].

YOUR VOTE IS IMPORTANT

YOUR VOTE IS IMPORTANT. PLEASE REVIEW THE PROXY STATEMENT AND VOTE IN ONE OF THE THREE WAYS.

1.	Vote by Telephone—Please call toll-free in the U.S. or Canada at 1-888-216-1368, on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-4790. Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR

2.	Vote by Internet—Please access https://www.proxyvotenow.com/nrg and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

Control Number:

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a BLUE proxy card.

OR

3.	Vote by Mail—If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the BLUE proxy card in the enclosed postage-prepaid envelope to Exelon c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, New York 10150-5155.

Ñ    TO VOTE BY MAIL, PLEASE DETACH HERE, AND SIGN, DATE AND RETURN IN THE ENCLOSED    Ñ

ENVELOPE TODAY

Exelon recommends a vote FOR the election of the Class III nominees (Proposal 1); Exelon recommends a vote FOR Exelon’s Board Expansion Proposal (Proposal 2); Exelon recommends a vote FOR Exelon’s additional nominees to fill the newly created directorships (Proposal 3); Exelon recommends a vote FOR Exelon’s Restoration of the Bylaws Proposal (Proposal 4); Exelon recommends a vote FOR NRG’s proposal to adopt the Plan (Proposal 5); Exelon recommends a vote FOR NRG’s proposal to adopt the Annual Incentive Plan (Proposal 6); Exelon recommends a vote FOR the approval of the amendment to Article Six of the Amended and Restated Certificate of Incorporation (Proposal 7); Exelon recommends a vote FOR the ratification of the appointment of KPMG LLP (Proposal 8); and Exelon makes no recommendation with respect to the report on Carbon Principles Report Proposal (Proposal 9).

1.	To elect each of the following individuals to serve as a Class III director of the NRG Board of Directors (or, if any such nominee is unable or unwilling to serve as a director of NRG, any of the Alternate Nominees nominated by Exelon and named in Exelon’s Proxy Statement):

(01) Betsy S. Atkins	(02) Ralph E. Faison

(03) Coleman Peterson	(04) Thomas C. Wajnert

☐ FOR ALL CANDIDATES	☐ WITHHELD FROM ALL CANDIDATES

To withhold authority to vote for one or more of the nominees under this Proposal 1, mark the “FOR ALL CANDIDATES” box above in this Proposal 1 and write the candidate(s) name(s) for whom your vote is being withheld in the space below

For all nominees in this Proposal 1 except the following:

FOR	AGAINST	ABSTAIN

2.      To expand the size of the NRG Board of Directors to provide for an NRG Board of Directors of 19 divided into three approximately equal classes by amending Article III, Section 2 of the NRG Amended and Restated Bylaws to read as set forth in Exelon’s Proxy Statement.

☐	☐	☐

3.	Assuming Proposal 2 is approved, to elect each of the following individuals to serve as a director of the NRG Board of Directors in the Class indicated next to such person’s name (or, if any such nominee is unable or unwilling to serve as a director of NRG, any of the Alternate Nominees nominated by Exelon and named in Exelon’s Proxy Statement):

(01) Donald DeFosset, Jr. (Class I)	(03) John M. Albertine (Class II)	(05) Marjorie L. Bowen (Class III)

(02) Richard H. Koppes (Class I)	(04) Ralph G. Wellington (Class II if approval of Proposal 2 creates 2 vacancies in Class II or Class III if approval of Proposal 2 creates only 1 vacancy in Class II)

☐ FOR ALL CANDIDATES	☐ WITHHELD FROM ALL CANDIDATES

To withhold authority to vote for one or more of the nominees under this Proposal 3, mark the “FOR ALL CANDIDATES” box above in this Proposal 3 and write the candidate(s) name(s) for whom your vote is being withheld in the space below

For all nominees in this Proposal 3 except the following:

FOR	AGAINST	ABSTAIN

4.      To repeal any amendments to the NRG Amended and Restated Bylaws adopted by the NRG Board of Directors without the approval of the NRG stockholders after February 26, 2008 and prior to the effectiveness of the resolution proposed in Proposal 4.

☐	☐	☐

	FOR	AGAINST	ABSTAIN
5. To adopt the NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan.	☐	☐	☐

	FOR	AGAINST	ABSTAIN
6. To adopt the NRG Energy, Inc. Amended and Restated Annual Incentive Plan for Designated Corporate Officers.	☐	☐	☐

	FOR	AGAINST	ABSTAIN
7. To approve the Amendment to Article Six of the Amended and Restated Certificate of Incorporation amending the voting standard for uncontested director elections to provide for majority voting.	☐	☐	☐

	FOR	AGAINST	ABSTAIN
8. To ratify the appointment of KPMG LLP as NRG’s independent registered public accounting firm.	☐	☐	☐

	FOR	AGAINST	ABSTAIN
9. To approve a stockholder’s proposal to prepare a report describing the impact of NRG’s involvement with the Carbon Principles on the environment.	☐	☐	☐

None of Proposal 1, Proposal 2 or Proposals 4 through 9 is subject to, or is conditioned upon, the effectiveness of the other Exelon Proposals. PROPOSAL 3 IS CONDITIONED UPON THE APPROVAL OF PROPOSAL 2. IF THE NRG BOARD OF DIRECTORS IS NOT EXPANDED, NONE OF THE NOMINEES NAMED IN PROPOSAL 3 WILL BE ELECTED TO THE NRG BOARD OF DIRECTORS.

PLEASE SIGN AND DATE THIS PROXY AND RETURN IT PROMPTLY.

Date:

Signature

Signature (if jointly held)

Title(s) or Authority

Please sign exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.